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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **April 3, 2007**

BI-OPTIC VENTURES, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	000-49685	N/A
(State or other jurisdiction of incorporation)	Commission File Number	IRS Employer ID Number)

1030 West Georgia St, #1518, Vancouver, British Columbia, Canada V6E 2Y3
(Address of principal executive offices)

Registrant's telephone number, including area code: **604-689-2646**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC873(11-06) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.01   Entry into a Material Definitive Agreement

Bi-Optic Ventures Inc. (the "Company") is pleased to announce that it has entered into an agreement dated as of March 22, 2007 with Pacific Bio-Pharmaceuticals, Inc. ("Pacific"), PRB Pharmaceuticals, Inc. ("PRB"), and all of the shareholders of Pacific pursuant to which the Company has agreed to acquire all of the issued and outstanding shares and warrants of Pacific in exchange for one common share of the Company and one warrant of the Company, as applicable (the "Acquisition"). The Company has agreed to issue a maximum of 20,000,000 common shares and 2,500,000 warrants to acquire Pacific, assuming the completion of Pacific's planned private placement financing prior to the closing of the Acquisition.

Item 7.01   FD Disclosure.

<u>April 3, 2007 Press Release</u>

Bi-Optic Ventures Inc. (the "Company") is pleased to announce that it has entered into an agreement dated as of March 22, 2007 with Pacific Bio-Pharmaceuticals, Inc. ("Pacific"), PRB Pharmaceuticals, Inc. ("PRB"), and all of the shareholders of Pacific pursuant to which the Company has agreed to acquire all of the issued and outstanding shares and warrants of Pacific in exchange for one common share of the Company and one warrant of the Company, as applicable (the "Acquisition"). The Company has agreed to issue a maximum of 20,000,000 common shares and 2,500,000 warrants to acquire Pacific, assuming the completion of Pacific's planned private placement financing prior to the closing of the Acquisition.

Completion of the Acquisition is subject to a number of conditions, including but not limited to, Toronto Venture Exchange acceptance, disinterested shareholder approval, and successful due diligence by all parties. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Gateway Securities Inc. ("Gateway") has, subject to completion of satisfactory due diligence, agreed to act as sponsor to the Company in connection with the Acquisition and Reverse-Takeover. An agreement to sponsor should not be construed as any assurance with respect to the merits of the Acquisition or the likelihood of completion of the Reverse Takeover.

In addition to acting as the sponsor for the Company, Gateway has also agreed to act as agent of the Company in connection with a Brokered private placement offering (the "Brokered Offering") of 1,000,000 units (the "Brokered Units") at a price of CDN$0.50 per Brokered Unit for gross proceeds of CDN$500,000. In addition to the Brokered Offering, the Company will be conducting a non-brokered private placement of up to 3,000,000 units (the "NB Units") at a price of CDN$0.50 per NB Unit for gross proceeds of up to CDN$1.5 Million. Total gross proceeds from the Brokered Offering and the non-brokered private placement will be CDN$2 Million, if fully subscribed. Each Brokered Units and each NB Unit will consist of one common share and one-half of one transferable warrant. Each whole warrant will be exercisable into one common share for a period of one year from closing at a price of CDN$0.65.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

99.1. Acquisition Agreement with Pacific Bio-Pharmaceuticals Inc.;
       dated 3/22/2007
99.2. Pharmaceutical Product License and Distribution Agreement;
       between Pacific Bio-Pharmaceuticals Inc., PRB Pharmaceuticals Inc.,
       and certain shareholders of PRB Pharmaceuticals Inc.; dated 10/18/2006
99.3. License Assignment Agreements; between Charles Hensley,
       Sung (Richard) Pyo, and Pacific Bio-Pharmaceuticals Inc;
       dated 12/19/2006, 12/18/2006, and 12/21/2006
99.4. Press Release; dated 4/3/2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>April 5, 2007</u>   <u>Bi-Optic Ventures Inc.</u>
                                   (Registrant)

<u>/s/ *Harry Chew*</u>
(Signature)
(Harry Chew, President/CEO/Director)

SECURITIES EXCHANGE AGREEMENT

THIS AGREEMENT is made effective as of the __22___ day of ___March_, 2007,

AMONG:

> **BI-OPTIC VENTURES INC.** a company incorporated under the laws of British Columbia and having an office at suite 1518 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada
>
> ("**Bi-Optic**")

AND:

> **PACIFIC BIO-PHARMACEUTICALS INC.,** a company incorporated under the laws of Nevada and having a place of business at 10532 Walker Street, #B, Cypress, California, 90630, USA
>
> ("**Pacific**")

AND:

> **PRB PHARMACEUTICALS, INC.,** a company incorporated under the laws of Delaware and having a place of business at 0532 Walker Street, #B, Cypress, California, 90630, USA
>
> ("**PRB**")

AND:

> **THE HOLDERS OF SECURITIES ISSUED BY PACIFIC,** as listed in Schedule A attached hereto
>
> (collectively, the "**Pacific Shareholders**")

WHEREAS:

A.   Bi-Optic is a company listed on the NEX board of the TSX Venture Exchange and the NASD OTC Bulletin Board;

B.   The Pacific Shareholders are the legal and beneficial owners of all of the securities issued by Pacific; and

C.   Bi-Optic wishes to purchase all of the issued and outstanding securities of Pacific from the Pacific Shareholders in exchange for securities of Bi-Optic, upon and subject to the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, the parties hereto do covenant and agree each with the other as follows:

1. **INTERPRETATION**

1.1 **Defined terms** - The following terms have the following meanings in this Agreement:

(a) "**Acquisition**" means the acquisition of the Pacific Shares by Bi-Optic in exchange for the Bi-Optic Shares upon and subject to the terms and conditions of this Agreement;

(b) "**Applicable Laws**" means all applicable rules, policies, notices, orders and legislation of any kind whatsoever of any governmental authority, regulatory body or stock exchange having jurisdiction over the transactions contemplated hereby;

(c) "**Assets**" means certain assets held by Pacific, as set out in Schedule "B" hereto;

(d) "**Assumed Contracts**" means all of the contracts associated with the Assets, as set out in Schedule "C" hereto;

(e) "**Bi-Optic**" means Bi-Optic Ventures Inc.;

(f) "**Bi-Optic Financial Statements**" means the audited financial statements of Bi-Optic for the years ended February 28, 2003, 2004 and 2005 and the unaudited financial statements for the nine month period ended November 30, 2006, all as filed with the applicable Canadian securities regulators;

(g) "**Bi-Optic Shares**" means the common shares in the capital of Bi-Optic, as such shares may be constituted from time to time;

(h) "**Circular**" means the information circular to be sent to the shareholders of Bi-Optic that will provide comprehensive disclosure concerning the transactions contemplated hereunder in the form required by the Exchange and Applicable Laws;

(i) "**Closing**" means the completion of the purchase and sale of the Pacific Shares as contemplated in this Agreement at the offices of DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia;

(j) "**Closing Date**" means the date which is five business days after the date that all Regulatory Approvals are received, or such other date upon which Bi-Optic and Pacific may mutually agree;

(k) "**Effective Date**" means the date of this Agreement;

(l) "**Escrow Agreement**" has the meaning assigned in paragraph 2.2;

(m) "**Exchange**" means the TSX Venture Exchange;

(n) "**Gateway**" means Gateway Securities Inc., which has been engaged by Bi-Optic to act as sponsor for the Acquisition and the RTO and as agent in connection with a portion of the Private Placement;

(o) "**License Agreement**" means the asset purchase agreement dated October 18, 2006 among Pacific, PRB, and certain shareholders of PRB, through which Pacific acquired the Assets from PRB;

(p)   "**Name Change**" means the change of the name of Bi-Optic to "Pacific Biopharmaceuticals International Inc." or such other name as may be approved by the directors and shareholders of Bi-Optic and the Exchange;

(q)   "**Pacific**" means Pacific Bio-Pharmaceuticals Inc.;

(r)   "**Pacific Shareholders**" means the persons who own all of the Pacific Shares, as set out in Schedule A to this Agreement;

(s)   "**Pacific Financial Statements**" means the audited financial statements for the years ended December 31, 2006 and the interim financial statements for the three months ended March 31, 2007;

(t)   "**Pacific Shares**" means all of the issued and outstanding common shares in the capital of Pacific, as such shares may be constituted from time to time;

(u)   "**Product**" means:

(i)   Vira 38, a general antiviral OTC product that has been demonstrated to be highly effective against human influenza illness. In addition, certain components of Vira 38 have been demonstrated to be effective against the highly pathogenic avian influenza virus (H5N1) in ovo and in vitro. The general formulation of Vira 38 includes synergistic combinations of anthocyanidins, catechins, theaflavins, NAC and alpha lipoic acid; and

(ii)   Vira 38 FluStat, an antiviral product designed to prevent avian influenza (H5N1) viral infections in poultry. Vira 38 FluStat has been demonstrated to be effective at reducing mortality in poultry infected with H5N1 and exotic newcastles disease. All of the components of Vira 38 FluSTat are also found in Vira 38 and include synergistic combinations of catechines, theaflavins, NAC and alpha lipoic acid;

(v)   "**PRB**" means PRB Pharmaceuticals Inc.;

(w)   "**Private Placement**" means the offering and sale of up to 4,000,000 Bi-Optic units at $0.50 per unit, each such unit to consist of one share and one-half of one share purchase warrant. Each whole warrant will be exercisable into one common share for a period of one year from closing at a price of $0.65;

(x)   "**Regulatory Approvals**" means all third party approvals required in order for all of the transactions contemplated hereby to be carried out, including without limitation, the Exchange, the British Columbia Securities Commission, and the British Columbia Registrar of Companies;

(y)   "**Securities Act**" means the *Securities Act* (British Columbia);

(z)   "**Territory**" means anywhere in the world except in the United States of America and its territories and possessions, both retail and wholesale sales outlets, including but not limited to drug stores, food stores, health foods stores and mass merchandise outlets; and

(aa)   "**Time of Closing**" means 3:00 p.m. (Vancouver, B.C. local time) on the Closing Date.

1.2   **Schedules** – The Schedules attached hereto constitute a part of this Agreement.

1.3   **Headings** - The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

1.4   **Interpretation** - Whenever the singular or masculine is used in this Agreement the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

1.5   **Currency** – Unless otherwise stated, all references to money in this Agreement shall be deemed to be references to the currency of Canada.

2.   **PURCHASE AND SALE**

2.1   **Agreement** - Upon and subject to the terms and conditions of this Agreement, each of the Pacific Shareholders hereby agrees to sell the Pacific Shares owned by the Pacific Shareholder to Bi-Optic, and Bi-Optic agrees to purchase all of the Pacific Shares from the Pacific Shareholders, on the Closing Date, on the basis of one Bi-Optic Share for every one Pacific Share. The deemed value of each Bi-Optic Share will be $0.31, and the deemed value of each Pacific Share will be $0.31.

2.2   **Escrow** - The Bi-Optic Shares received by "Principals", as defined in the Exchange's policies, will also be subject to escrow conditions prescribed by the Exchange pursuant to the terms of an agreement (the "**Escrow Agreement**") to be entered into among Bi-Optic, the "Principals" and Pacific Corporate Trust Company. Bi-Optic agrees to use its commercially reasonable efforts and to take all practical steps available to it to ensure that the Exchange does not impose any escrow conditions in excess of 18 months, in the case of a Tier 1 listing, or three years, in the case of a Tier 2 listing, on the Bi-Optic Shares issued to the Principals on Closing. Bi-Optic further agrees to take all practical steps to have the escrow restrictions changed as soon as possible following any change in its status from Tier 2 to Tier 1.

2.3   **Acknowledgements** – Each of the Pacific Shareholders acknowledges and agrees with Bi-Optic that:

       (a)   the transfer of the Pacific Shares and the issuance of the Bi-Optic Shares will be made pursuant to appropriate exemptions (the "**Exemptions**") from the formal takeover bid and registration and prospectus (or equivalent requirements) of the Applicable Laws;

       (b)   as a consequence of acquiring the Bi-Optic Shares pursuant to the Exemptions:

               (i)   the Pacific Shareholder is restricted from using certain of the civil remedies available under the Applicable Laws;

               (ii)   the Pacific Shareholder may not receive information that might otherwise be required to be provided to the Pacific Shareholders, and Bi-Optic is relieved from certain obligations that would otherwise apply under the Securities Act if the Exemptions were not being relied upon by Bi-Optic; and

               (iii)   no securities commission, stock exchange or similar regulatory authority has reviewed or passed on the merits of an investment in the Bi-Optic Shares;

(c)   the certificates representing the Bi-Optic Shares will bear such legends as may be required by Applicable Laws;

(d)   if the Pacific Shareholder is a resident of any jurisdiction other than British Columbia, then the Pacific Shareholder is knowledgeable of, or has been independently advised as to, the Applicable Laws of that jurisdiction which apply to the sale of the Pacific Shares and the issuance of the Bi-Optic Shares and which may impose restrictions on the resale of such Bi-Optic Shares in that jurisdiction and it is the responsibility of the Pacific Shareholder to find out what those trade restrictions are, and to comply with them before selling the Bi-Optic Shares; and

(e)   without in any way limiting the generality of the foregoing, the Securities Act provides that the Pacific Shareholders must hold and may not sell, transfer or in any manner dispose of the Bi-Optic Shares or the securities convertible into the Bi-Optic Shares in British Columbia until four months after the date of issue of the Bi-Optic Shares unless the disposition is made in compliance with the British Columbia Securities Act.

3.   CHANGE IN DIRECTORS AND OFFICERS OF BI-OPTIC

3.1   **New directors** – Effective as of the Closing, the directors and officers of Bi-Optic will consist of:

Harry Chew	Chairman, CEO, and Director
Terrance G. Owen	President and Director
Theodore Y. Nitta	Director and CFO
Sonny Chew	Secretary and Director

or, if any of such persons are not acceptable to the Exchange, such persons agreed upon by Bi-Optic and Pacific as may be acceptable to the Exchange.

3.2   **PIFs** - Pacific and Bi-Optic, as applicable, shall also deliver a Form 2A – Personal Information/Consent Form of the Exchange duly completed by each of the proposed directors and officers to Bi-Optic in a timely manner.

3.3   **Resignations** – At the Closing, Bi-Optic shall deliver resignations of those directors and officers of Bi-Optic who are either not continuing with Bi-Optic or are continuing in a different capacity or role, such resignations to include waivers in respect of any liabilities of Bi-Optic to them in a form acceptable to Pacific, acting reasonably.

3.4   **Consents** - At Closing, Bi-Optic and Pacific, as applicable, shall deliver in respect of their nominees as directors duly completed consents to act as a director of Bi-Optic. Effective as of the Closing, the senior officers of Bi-Optic will be chosen by the Board of Directors.

3.5   **Engagement of consultants** - Upon Closing, PRB shall be retained by Bi-Optic in a consulting or other capacity to be mutually agreed for a period of 3 years on terms and conditions to be determined.

4.   CHANGE IN DIRECTORS AND OFFICERS OF PACIFIC

4.1   **New directors** – Effective as of the Closing, the directors and officers of Pacific will consist of:

Harry Chew	Chairman and Director
Terrance G. Owen	President
Theodore Y. Nitta	Director

or, if any of such persons are not acceptable to the Exchange, such persons agreed upon by Bi-Optic and Pacific as may be acceptable to the Exchange.

4.2   **PIFs** - Pacific and Bi-Optic, as applicable, shall also deliver a Form 2A – Personal Information/Consent Form of the Exchange duly completed by each of the proposed directors and officers to Pacific in a timely manner.

4.3   **Resignations** – At the Closing, Pacific shall deliver resignations of those directors and officers of Pacific who are either not continuing with Pacific or are continuing in a different capacity or role, such resignations to include waivers in respect of any liabilities of Pacific to them in a form acceptable to Bi-Optic, acting reasonably.

4.4   **Consents** - At Closing, Bi-Optic and Pacific, as applicable, shall deliver in respect of their nominees as directors duly completed consents to act as a director of Pacific. Effective as of the Closing, the senior officers of Pacific will be chosen by the Board of Directors.

5.   **COVENANTS AND AGREEMENTS**

5.1   **Given by Pacific and the Pacific Shareholders** – Pacific and the Pacific Shareholders covenant and agree with Bi-Optic that:

(a)   Pacific will permit Bi-Optic representatives, at their own cost, full access to their respective books, records and property including, without limitation, all of the assets, contracts, financial records and minute books of Pacific, so as to permit Bi-Optic to make such investigation of Pacific as Bi-Optic deems necessary;

(b)   Pacific and the Pacific Shareholders will provide to Bi-Optic all such further documents, instruments and materials and do all such acts and things as may be required by Bi-Optic to obtain the Regulatory Approvals;

(c)   Pacific and the Pacific Shareholders will do all such acts and things necessary to ensure that all of the representations and warranties of Pacific remain true and correct and not do any such act or thing that would render any representation or warranty untrue or incorrect;

(d)   Pacific and the Pacific Shareholders will, from and including the Effective Date through to and including the Time of Closing, preserve and protect the goodwill, assets, business and undertaking of Pacific and, without limiting the generality of the foregoing, carry on the business of Pacific in a reasonable and prudent manner;

(e)   Pacific and the Pacific Shareholders will from and including the Effective Date through to and including the Time of Closing, not sell or dispose of any of the Assets;

(f)   Pacific and the Pacific Shareholders will deliver to Bi-Optic such disclosure and to certify to the British Columbia Securities Commission, Exchange, and Bi-Optic that the disclosure in Bi-Optic's information circular with respect to Pacific constitutes full, true and plain disclosure;

(g)   Pacific and the Pacific Shareholders will use their respective commercially reasonable efforts to obtain all required third party consents to be able to deliver 100% of the Pacific Shares on Closing;

(h)   Pacific and the Pacific Shareholders will obtain all required approvals to the Acquisition;

(i)   Pacific and the Pacific Shareholders will assist Bi-Optic with obtaining all approvals of the shareholders of Bi-Optic and the Regulatory Approvals by providing Bi-Optic with:

  (i)   the information it requires for the Circular; and

  (ii)   such other documents as Bi-Optic may reasonably request;

(j)   Pacific and the Pacific Shareholders will, if sponsorship is required by the Exchange, co-operate with the sponsor in respect of its work to complete a sponsorship report acceptable to the Exchange;

(k)   Pacific and the Pacific Shareholders will co-operate with any valuator retained by Bi-Optic to value the Pacific Shares;

(l)   Pacific and the Pacific Shareholders will comply with the terms hereof and faithfully and expeditiously seek to satisfy the conditions precedent set out and to close the Acquisition and related transactions by April 30, 2007 and in any event no later than June 30, 2007;

(m)   Pacific and the Pacific Shareholders will not enter into any agreement or understanding with any other party to issue any securities without the prior written consent of Bi-Optic, such consent not to be unreasonably withheld;

(n)   Pacific and the Pacific Shareholders will indemnify and hold harmless Bi-Optic from and against:

  (i)   any and all debts, obligations and liabilities, whether accrued, absolute, contingent or otherwise, existing at the time of Closing, respecting the Assets, except for the Assumed Liabilities;

  (ii)   any and all damage or deficiency resulting from any misrepresentation, misstatement, breach of warranty or the non-fulfillment of any covenant on the part of Pacific or the Pacific Shareholders under this Agreement or under any document or instrument delivered pursuant hereto; and

  (iii)   any and all claims, actions, suits, proceedings, demands, assessments, judgments, charges, penalties, costs and expenses (including the full amount of any legal expenses invoiced to Bi-Optic) which arise or are made or claimed against or are suffered or incurred by Bi-Optic in respect of any of the foregoing; and

(o)   Pacific will not:

  (i)   issue any securities, including debt instruments, other than for the exercise of existing warrants or stock options, except in the ordinary course of business;

(ii)   declare or pay any dividends or distribute any of its properties or assets to its shareholders;

(iii)   enter into any material contract, other than in the ordinary course of business;

(iv)   alter or amend its articles or constating documents;

(v)   sell, transfer or dispose of or create any mortgage, pledge, waiver or other encumbrance or a security interest on or in respect of the whole or any material part of its assets, other than in the ordinary course of business;

(vi)   make any capital expenditures and will not engage in any activity that causes depletion to its assets or its business, other than in the ordinary course of business or as contemplated herein; or

(vii)   enter into any transaction, or incur any obligation, not in the ordinary course of business, or enter into any transaction with a party with whom Pacific does not deal with at arm's length.

5.2   **Given by Bi-Optic** - Bi-Optic covenants and agrees with the Pacific Shareholders and Pacific that Bi-Optic will:

(a)   permit representatives of Pacific and the Pacific Shareholders full access to Bi-Optic's property, books and records including, without limitation, all of the assets, contracts, financial records and minute books of Bi-Optic, so as to permit such investigation of Bi-Optic as Pacific and the Pacific Shareholders deem reasonably necessary;

(b)   use its commercially reasonable best efforts to obtain, in a timely manner, all necessary shareholder and Regulatory Approvals for the transactions contemplated hereunder;

(c)   use its commercially reasonable best efforts to ensure that the Exchange does not impose any escrow conditions on the Bi-Optic Shares in excess of three years;

(d)   prepare the Circular, file it with the Exchange, and, upon receipt of the approval of the Exchange to do so, mail the Circular to its shareholders;

(e)   if required by the Exchange, retain a sponsor to provide a sponsorship report to the Exchange in respect of the Acquisition;

(f)   if required by the Exchange, retain a valuator to provide a valuation of the Pacific Shares;

(g)   not enter into any agreement or understanding with any other party to issue any securities without the prior written consent of Pacific, such consent not to be unreasonably withheld;

(h)   use its reasonable commercial efforts to obtain Exchange approval of the listing of Bi-Optic as a Tier 1 Issuer or, at a minimum, a Tier 2 Issuer under the policies of the Exchange;

(i) obtain Exchange acceptance that the value of the Pacific Shares justifies the issuance of the Bi-Optic Shares to the Pacific Shareholders pursuant to section 2.1 of this Agreement as "Value Securities" (under Exchange Policy 5.4) to the satisfaction of the Exchange;

(j) comply with the terms hereof and faithfully and expeditiously seek to satisfy the conditions precedent set out below and to close the Acquisition and related transactions by April 30, 2007 and in any event no later than June 30, 2007;

(k) from and including the Effective Date through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of Bi-Optic remain true and correct and not do any such act or thing that would render any representation or warranty of Bi-Optic untrue or incorrect;

(l) from and including the Effective Date through to and including the Time of Closing, to use its best efforts to ensure that its common shares remain listed on the NEX Board of the Exchange and that it remains in good standing under all applicable laws;

(m) use its reasonable commercial efforts to carry out the Private Placement; and

(n) on or before the Closing Date, change its name to "Pacific Biopharmaceuticals International Inc." or a similar name, subject to regulatory and shareholder approval.

5.3 **Given by Pacific and PRB** – Pacific and PRB covenant and agree that Bi-Optic may rely on the representations and warranties made by Pacific and PRB in the License Agreement as if such representations and warranties were made to Bi-Optic, and that such representations and warranties will be accurate in all material respects as of the Closing Date as if then made. In consideration of PRB's foregoing covenant, Bi-Optic hereby agrees to pay PRB the sum of $1.

6. **FINDER'S FEE**

Pursuant to an agreement dated October 18, 2006 between Bi-Optic and Ji Yong Pyo, Bi-Optic has agreed to pay a finder's fee of 500,000 common shares to Ji Yong Pyo in connection with the transactions contemplated hereby, which finder's fee will be subject to Exchange approval.

7. **VALUATION AND SPONSORSHIP COST**

Bi-Optic shall commission and be responsible for the fees and costs relating to the valuation of the Pacific Shares and the sponsorship by a member firm of the Exchange, if required by the Exchange, except that Bi-Optic shall not be responsible and Pacific shall reimburse Bi-Optic for any such amounts paid by Bi-Optic if the Closing is not completed as a result of Pacific or any of the Pacific Shareholders failing or refusing to complete the Closing without lawful excuse.

8. **CONDITIONS PRECEDENT**

8.1 **In favour of all parties** - The obligations of all parties under this Agreement are subject to the fulfillment of the following conditions:

(a)   all parties shall have been able to complete investigations into the affairs of the other party hereto to their reasonable satisfaction by the date upon which the shareholders of Bi-Optic approve the transactions contemplated hereby;

(b)   receipt of all necessary Regulatory Approvals including approval of the Exchange;

(c)   the passing of all required resolutions by the directors and shareholders of Bi-Optic and Pacific approving the purchase of the Pacific Shares on the terms contemplated by this Agreement;

(d)   Bi-Optic being in a position to close the Private Placement, concurrently with the Closing or on or about a point in time thereafter to be agreed by Bi-Optic and Pacific;

(e)   no adverse material change shall have occurred in the business, affairs, financial condition or operations of Bi-Optic or Pacific after the Effective Date;

(f)   Bi-Optic shall have obtained all required shareholder approvals for the Acquisition, the Name Change, and the transactions contemplated herein;

(g)   Pacific shall have acquired the Assets from PRB on terms and conditions acceptable to Bi-Optic in its sole discretion;

(h)   Bi-Optic shall have entered into a consulting agreement with PRB to be effective on the Closing; and

(i)   all consents being obtained from all third parties that are necessary to complete the Acquisition without causing other liabilities or claims by third parties.

8.2   **In favour of Bi-Optic** – Bi-Optic's obligations under this Agreement are subject to the fulfilment of the following conditions:

(a)   the Pacific Shareholders, Pacific, and PRB shall have complied with all of their respective covenants and agreements contained in this Agreement;

(b)   the representations and warranties of the Pacific Shareholders and Pacific or any one of them shall be completely true as if such representations and warranties had been made by the Pacific Shareholders, Pacific as of the Time of Closing;

(c)   all documents necessary or, in the view of counsel to Bi-Optic, appropriate, to complete the transfer of legal and beneficial ownership of all Pacific Shares shall have been delivered at the Closing;

(d)   at the time of Closing, Pacific shall have delivered the resignations of directors and officers of Pacific contemplated herein and such other documentation as is necessary to appoint the proposed nominees to the Board of Directors of Pacific;

(e)   the results of Bi-Optic's due diligence investigations being satisfactory to Bi-Optic, in its sole discretion;

(f)   except as previously disclosed to and consented to by the other parties, the absence of any material transaction out of the ordinary course of business of Bi-

Optic or any material adverse change in Bi-Optic's financial condition, assets or liabilities (contingent or otherwise); and

(g)   Pacific and the Pacific Shareholders having satisfied their respective covenants under section 5.1 of this Agreement.

The conditions precedent set forth above are for the exclusive benefit of Bi-Optic and may be waived by it in whole or in part on or before the Time of Closing.

8.3   **In favour of Pacific and the Pacific Shareholders** – Pacific and the Pacific Shareholders' respective obligations under this Agreement are subject to the fulfilment of the following conditions:

(a)   Bi-Optic shall have complied with all of its covenants and agreements contained in this Agreement;

(b)   the representations and warranties of Bi-Optic shall be completely true as if such representations and warranties had been made by Bi-Optic as of the Time of Closing;

(c)   all documents necessary or, in the view of counsel to Pacific, appropriate, to complete the Name Change immediately before the Closing shall have been signed and delivered into escrow at the Closing of the Acquisition for completion of such matters immediately prior to Closing and subsequent release and delivery to the respective parties;

(d)   Bi-Optic not having more than 10,021,235 common shares issued and outstanding on a fully diluted basis (that is, including common shares issuable on exercise or conversion of outstanding convertible securities) on the Closing Date, before the issuance of the Bi-Optic Shares to the Pacific Shareholders on the Closing of the Acquisition, and any securities issued under the Private Placement;

(e)   at the time of Closing, Bi-Optic shall have delivered the resignations of directors and officers of Bi-Optic contemplated herein and such other documentation as is necessary to appoint the proposed nominees to the Board of Directors of Bi-Optic;

(f)   Bi-Optic having satisfied its covenants under section 5.2 of this Agreement;

(g)   the results of the Pacific Shareholders' due diligence investigations being satisfactory to the Pacific Shareholders, in their discretion; and

(h)   except as previously disclosed to and consented to by the other parties, the absence of any material transaction out of the ordinary course of business of Bi-Optic or any material adverse change in Bi-Optic's financial condition, assets or liabilities (contingent or otherwise).

The conditions precedent set forth above are for the exclusive benefit of the Pacific Shareholders and may be waived by each of them in whole or in part on or before the Time of Closing.

8.4   **Termination** – In the event that the conditions set out in sections 8.1 to 8.3 are not satisfied or waived prior to 5:00 p.m. (Vancouver time) on April 30, 2007, or such later date that the parties may mutually agree upon, this Agreement shall terminate and be of no further force and effect.

9. REPRESENTATIONS AND WARRANTIES

9.1 **Concerning Bi-Optic** - In order to induce Pacific and the Pacific Shareholders to enter into this Agreement and complete their respective obligations hereunder, Bi-Optic represents and warrants to the Pacific Shareholders that:

    (a)   Bi-Optic was, and remains, duly incorporated under the laws of the Province of British Columbia and is in good standing with respect to the filing of annual reports with the British Columbia Registrar of Corporations and is not in default of any requirement of the *Business Corporations Act* (British Columbia);

    (b)   Bi-Optic is a "reporting issuer" in British Columbia and Alberta as that term is defined in the Securities Act and is not in default of any requirement of the Securities Act;

    (c)   the common shares of Bi-Optic are listed and trading on the NEX board of the Exchange and Bi-Optic is not in default of any requirement of its Listings Agreement with the NEX board of the Exchange;

    (d)   Bi-Optic is authorized to issue an unlimited number of shares, of which 10,012,235 common shares are issued and outstanding as at the date hereof;

    (e)   there are no commitments, plans or arrangements of any kind whatsoever to issue shares of Bi-Optic, nor are there any outstanding securities of any kind whatsoever calling for the issuance of any of the unissued shares of Bi-Optic save and except as follows:

        (i)   the shares of Bi-Optic to be issued or allotted pursuant to this Agreement; and

        (ii)   any shares of Bi-Optic to be issued pursuant to the Private Placement which may close following the Closing of the Acquisition;

    (f)   upon their issuance, the Bi-Optic Shares will be validly issued and outstanding, fully paid and non-assessable common shares of Bi-Optic registered as directed by the Pacific Shareholders, free and clear of all trade restrictions (except as provided for herein) and liens, charges or encumbrances of any kind whatsoever;

    (g)   all prospectuses, exchange offering prospectuses, offering memoranda, filing statements, information circulars, material change reports, shareholder communications, press releases and other disclosure documents of Bi-Optic including, but not limited to, financial statements, each meet their respective disclosure requirements as set out in the governing legislation or policy, and, where applicable, they contain no untrue statement of a material fact (as that term is defined in the Securities Act) as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

    (h)   the Bi-Optic Financial Statements and any interim quarterly financial statements are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of Bi-Optic for the period then ended and the Bi-Optic Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(i)   the books and records of Bi-Optic disclose all material financial transactions of Bi-Optic, and such transactions have been fairly and accurately recorded;

(j)   there are no material liabilities of Bi-Optic, whether direct, indirect, absolute, contingent or otherwise, which are not disclosed or reflected in the Bi-Optic Financial Statements except those incurred in the ordinary course of business of Bi-Optic since the Effective Date and such liabilities are recorded in the books and records of Bi-Optic;

(k)   since [insert date of last financial statement], there has not been any material adverse change of any kind whatsoever to the financial position or condition of Bi-Optic or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business, assets or listing of Bi-Optic or the right or capacity of Bi-Optic to carry on its business;

(l)   copies of all of the material contracts and agreements of Bi-Optic have been provided to Pacific;

(m)   all tax returns and reports of Bi-Optic required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever have been paid or accrued in the Bi-Optic Financial Statements;

(n)   Bi-Optic has made all collections, deductions, remittances and payments of any kind whatsoever and filed all reports and returns required by it to be made or filed under the provisions of all applicable statutes requiring the making of collections, deductions, remittances or payments of any kind whatsoever in those jurisdictions in which it carries on business;

(o)   Bi-Optic has good and sufficient right and authority to enter into this Agreement and to carry out its obligations under this Agreement on the terms and conditions set forth herein, and this Agreement is a binding agreement on Bi-Optic enforceable against it in accordance with its terms and conditions;

(p)   there are no outstanding actions, suits, judgments, investigations or proceedings of any kind whatsoever against or affecting Bi-Optic, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever nor are there, to the best of its knowledge, any pending or threatened;

(q)   to the best of its knowledge, Bi-Optic is not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever;

(r)   the execution and delivery of this Agreement and the performance of its obligations under this Agreement will not:

        (i)   conflict with, or result in the breach or the acceleration of any indebtedness under, or constitute default under, the Notice of Articles and Articles of Bi-Optic, or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which Bi-Optic is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which Bi-Optic is bound; or

(ii)   to the best of its knowledge, result in the violation of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever by Bi-Optic.

9.2   **Concerning Pacific** - In order to induce Bi-Optic to enter into this Agreement and complete its obligations hereunder, Pacific represents and warrants to Bi-Optic that:

(a)   the description of the Product contained herein is accurate and is a fair summary of the key features of the Vira 38 and Vira 38 FluStat;

(b)   the Pacific Financial Statements are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of Pacific for the periods then ended and the Pacific Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(c)   the books and records of Pacific disclose all material financial transactions of Pacific and such transactions have been fairly and accurately recorded;

(d)   except as disclosed in the Pacific Financial Statements:

(i)   no dividends or other distributions of any kind whatsoever on any shares in the capital of Pacific have been made, declared or authorized;

(ii)   Pacific is not indebted to the Pacific Shareholders;

(iii)   none of the Pacific Shareholders or any other officer, director or employee of Pacific is indebted or under obligation to Pacific on any account whatsoever; and

(iv)   Pacific has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever;

(e)   there are no material liabilities of Pacific, collectively or individually, whether direct, indirect, absolute, contingent or otherwise, which are not disclosed or reflected in the Pacific Financial Statements except those incurred in the ordinary course of business of Pacific since the Effective Date and such liabilities are recorded in the books and records of Pacific;

(f)   since [date of Pacific financial statements and/or PRB financial statements, as applicable]:

(i)   there has not been any material adverse change of any kind whatsoever in the financial position or condition of Pacific or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or the assets of Pacific or the right or capacity of Pacific to carry on its business;

     (ii)   Pacific has not waived or surrendered any right of any kind whatsoever of material value;

     (iii)   except as permitted under this Agreement, Pacific has not discharged, satisfied or paid any lien, charge or encumbrance of any kind whatsoever or obligation or liability of any kind whatsoever other than current liabilities in the ordinary course of its business; and

     (iv)   the business of Pacific has been carried on in the ordinary course;

(g)   the accounts receivable of Pacific shown on the Pacific Financial Statements are bona fide, good and collectible without set-off or counterclaim;

(h)   all tax returns and reports of Pacific required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of Pacific have been paid or accrued in the Pacific Financial Statements;

(i)   Pacific has been assessed for applicable income tax for all of its full or partial fiscal years to and including its most recently completed fiscal year;

(j)   adequate provision has been made for taxes payable by Pacific for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers or other arrangements of any kind whatsoever providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax or governmental charge of any kind whatsoever by Pacific;

(k)   Pacific is not aware of any contingent tax liabilities of Pacific of any kind whatsoever or any grounds which would prompt a reassessment of Pacific;

(l)   Pacific has made all collections, deductions, remittances and payments of any kind whatsoever and filed all reports and returns required by it to be made or filed under the provisions of all applicable statutes requiring the making of collections, deductions, remittances or payments of any kind whatsoever in those jurisdictions in which Pacific carries on business;

(m)   Pacific has good and sufficient right and authority to enter into this Agreement and to carry out its obligations under this Agreement on the terms and conditions set forth herein, and this Agreement is a binding agreement on Pacific enforceable against it in accordance with its terms and conditions;

(n)   there are no outstanding actions, suits, judgments, investigations or proceedings of any kind whatsoever against or affecting Pacific at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever nor are there, to the best of their knowledge, any pending or threatened;

(o)   there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting Pacific;

(p)   to the best of its knowledge, Pacific is not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever;

(q)   the execution and delivery of this Agreement and the performance of Pacific's obligations under this Agreement will not:

(i)   conflict with, or result in the breach or the acceleration of, any indebtedness under, or constitute default under, the charter or constating documents of Pacific, or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which Pacific is a party, or by which each one of them is bound, or any judgment or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which each one of them is bound; or

(ii)   to the best of its knowledge, result in the violation of any law, ordinance, statute, regulation, by-law, order or decree of any kind;

(r)   Pacific holds all licences and permits that are required for carrying on its business in the manner in which such business has been carried on and in the manner in which such business will need to be carried on in order for Pacific to meet its obligations under this Agreement;

(s)   Pacific is the registered and beneficial owner of the Assets, free and clear of all liens, charges and encumbrances of any kind whatsoever except for the Assumed Contracts;

(t)   the Assets and the License Agreement are in good standing, and Pacific is not aware, after due inquiry, of any breach of, or misrepresentation in, the License Agreement;

(u)   the License Agreement is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, and Pacific is, and at all times has been in compliance with all applicable terms and requirements of the License Agreement;

(v)   no payments of any kind whatsoever have been made or authorized by Pacific since October 15, 2006 to or on behalf of the Pacific Shareholders or to or on behalf of any of the directors, officers or key employees of Pacific, except in accordance with those compensation arrangements previously disclosed to Bi-Optic, or except as contemplated by this Agreement;

(w)   Pacific is not now, and has never been, a party to any collective agreement with any labour union or other association of employees of any kind whatsoever;

(x)   copies of all of the material contracts and agreements of Pacific have been provided to Bi-Optic;

(y)   to the best of its knowledge, information and belief, all documents and written information delivered by Pacific or its representatives under this Agreement to Bi-Optic or its representatives are complete and correct in all material respects as of the date of this Agreement;

(z)   to the best of its knowledge, information and belief, neither Pacific nor its management has withheld from Bi-Optic any material information necessary to enable Bi-Optic to make an informed assessment and valuation of the business, assets and liabilities of Pacific;

(aa)   Pacific is duly incorporated under the laws of Nevada, and is in good standing with respect to the filing of annual returns with all regulatory authorities and the Registrar of Corporations for Nevada;

(bb)   Pacific is authorized to issue common shares, of which 17,500,000 such shares are issued and outstanding, registered in the names of the Pacific Shareholders, and are validly issued, fully paid and non-assessable common shares not subject to any trading restrictions, and at Closing there will not be any more than 20,000,000 shares issued;

(cc)   except for the Pacific Shares, there are no other shares, options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a "security" of Pacific (as that term is defined in the Securities Act) and, except as is provided for in this Agreement, to the best of their knowledge, there are no options, agreements, rights of first refusal or other rights of any kind whatsoever to acquire all or any part of the Pacific Shares or any interest in them from the Pacific Shareholders or from any one of them;

(dd)   the charter documents of Pacific have not been altered since the incorporation of Pacific or, if they have been, all such alterations are contained and reflected in the minute book of Pacific; and

(ee)   all of the material transactions of Pacific have been promptly and properly recorded or filed in, or with, the books or records of Pacific and the minute books of Pacific contain all records of the meetings and proceedings of shareholders and directors of Pacific since its incorporation.

9.3   **Concerning the Pacific Shareholders** - In order to induce Bi-Optic to enter into this Agreement and complete its obligations hereunder, each of the Pacific Shareholders represents and warrants to Bi-Optic solely with respect to itself that:

(a)   the Pacific Shareholder is the legal and beneficial owner of the Pacific Shares registered in its name;

(b)   the Pacific Shareholder has complete and unrestricted right, power and authority to transfer legal and beneficial title in and to its Pacific Shares to Bi-Optic free and clear of all liens, claims, charges and encumbrances whatsoever;

(c)   the Pacific Shareholder has not granted to anyone any option or right to acquire any of its Pacific Shares;

(d)   if a corporation, the Pacific Shareholder has taken all necessary corporate actions to permit and authorize the sale of its Pacific Shares to Bi-Optic ;

(e)   the Pacific Shareholder acknowledges and agrees to be bound by any restrictions on the resale of the shares of Bi-Optic issued to it on the completion of this Agreement that may be imposed by applicable laws, the Exchange or by any broker that assists Bi-Optic or Pacific in any fundraising;

(f)   the Pacific Shareholder has had the opportunity to obtain independent legal advice prior to entering into this Agreement.

9.4 **Survival** – The representations and warranties made by the parties under this Part 9 are true and correct as of the Time of Closing and shall be true and correct at the Time of Closing as though they were made at that time, and should such not be the case, the parties to whom the representations and warranties were made shall be entitled, for a period of one year following the Closing, to seek remedy against that party for any such misrepresentation or breach of warranty. After the expiration of such one-year period, no party shall have any further liability with respect to any breach of any representation or warranty contained herein, except for those alleged breaches for which notice has been given prior to the end of such one-year period.

9.5 **No limit on rights** – The parties jointly and severally acknowledge and agree, each with the other that a party's investigations shall in no way limit or otherwise adversely affect that party's rights under the representations and warranties given to it by any other party under this Agreement.

9.6 **Limitations on Representations and Warranties** – The parties shall not be deemed to have made any representation or warranty other than as expressly made herein.

10. **CLOSING**

10.1 **Closing Date** - The Closing shall take place at the Time of Closing on the Closing Date, or such other time, date or place as the parties may mutually agree upon.

10.2 **Deliveries by Pacific and the Pacific Shareholders** - At the Closing, Pacific, Pacific and the Pacific Shareholders shall deliver to Bi-Optic the following documents:

(a) a certified true copy of the resolutions of the directors and, if necessary, the shareholders of Pacific evidencing that the Board of Directors and, if applicable, the Pacific Shareholders have approved this Agreement and all of the transactions of Pacific and the Pacific Shareholders contemplated hereunder and the resolutions shall include specific reference to:

(i) the sale and transfer of the Pacific Shares from the Pacific Shareholders to Bi-Optic as provided for in this Agreement;

(ii) the cancellation of the certificates (the "**Old Certificates**") representing the Pacific Shares held by the Pacific Shareholders; and

(iii) the issuance of one or more new certificate(s) (the "**New Certificates**") representing the Pacific Shares registered in the name of Bi-Optic;

(b) the Old Certificates, and if required, with the form of transfer on the reverse duly executed for transfer or accompanied by a duly executed stock power of attorney;

(c) the New Certificates;

(d) the Escrow Agreement;

(e) the solicitors for Pacific shall deliver an opinion dated as of the Closing Date, in a form reasonably acceptable to Bi-Optic and its lawyers;

(f) a certificate signed by authorized representatives of each of Pacific and the Pacific Shareholders that the representations and warranties of Pacific and the

Pacific Shareholders, respectively, contained in this Agreement are true and correct in every respect as of the Time of Closing on the Closing Date;

(g)   if the parties settle on a mutually acceptable form of closing agenda prior to the Time of Closing, then such other Closing documents as are listed on that closing agenda to be delivered by Pacific; and

(h)   if the parties choose not to or are unable to settle on a mutually acceptable form of closing agenda prior to the Time of Closing, then such other materials that are, in the opinion of Bi-Optic acting reasonably, required to be delivered by the Pacific Shareholders and by Pacific in order for them to meet their obligations under this Agreement.

10.3   **Deliveries by Bi-Optic** - At the Time of Closing on the Closing Date, Bi-Optic shall deliver to the Pacific Shareholders:

(a)   certified true copies of the resolutions of the directors evidencing the approval of this Agreement and all of the transactions of Bi-Optic contemplated hereunder;

(b)   certified true copies of the resolutions of the shareholders of Bi-Optic evidencing the approval of this Agreement and the transactions contemplated hereunder;

(c)   evidence of the Regulatory Approval;

(d)   certificates representing the Bi-Optic Shares registered in the respective names of the Pacific Shareholders;

(e)   a certificate signed by two directors or officers of Bi-Optic that the representations and warranties of Bi-Optic contained in this Agreement are true and correct in every respect as of the Time of Closing on the Closing Date;

(f)   if the parties settle on a mutually acceptable form of closing agenda prior to the Time of Closing, then such other Closing documents as are listed on that closing agenda as Closing documents to be delivered by Bi-Optic; and

(g)   if the parties choose not to or are unable to settle on a mutually acceptable form of closing agenda prior to the Time of Closing, then such other materials that are, in the opinion of Pacific acting reasonably, required to be delivered by Bi-Optic in order for it to meet its obligations under this Agreement.

11.   ORDINARY COURSE

Until the Closing, neither Pacific nor Bi-Optic shall, without the prior written consent of the other parties, enter into any contract in respect of its business or assets, other than in the ordinary course of business, and each party shall continue to carry on its business and maintain its assets in the ordinary course of business, with the exception of reasonable costs incurred in connection with the Closing and the Private Placement, and, without limitation, but subject to the above exceptions, shall maintain payables and other liabilities at levels consistent with past practice, shall not engage in any extraordinary material transactions and shall make no distributions, dividends or special bonuses, shall not repay any shareholders' loans, or enter into or renegotiate any employment or consulting agreement with any senior officer, in each case without the prior written consent of the other.

12. STANDSTILL AGREEMENT

From the date of the acceptance of this Agreement until completion of the transactions contemplated herein or the earlier termination hereof, Pacific and Bi-Optic will not, directly or indirectly, solicit, initiate, assist, facilitate, promote or encourage proposals or offers from, entertain or enter into discussions or negotiations with, or provide information relating to the securities, business, operations, affairs or financial condition of Pacific or Bi-Optic to any persons, entity or group in connection with the acquisition or distribution of any securities of Pacific or Bi-Optic, or any amalgamation, merger, consolidation, arrangement, restructuring, refinancing, sale of any material assets or part thereof in connection with Pacific or Bi-Optic, unless such action, matter or transaction is part of the transactions contemplated in this Agreement or is satisfactory to, and is approved in writing in advance by the other party hereto or is necessary to carry on the normal course of business.

13. PUBLIC DISCLOSURE

No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by Pacific or the Pacific Shareholders without the prior written agreement of Bi-Optic as to timing, content and method, provided that the obligations herein will not prevent any party from making, after consultation with the other parties, such disclosure as its counsel advises is required by applicable laws or the rules and policies of the Exchange or as is required to carry out the transactions contemplated in this Agreement or the obligations of any of the parties hereto.

Unless and until the transactions contemplated in this Agreement will have been completed, except with the prior written consent of the other parties, each of the parties and its respective employees, officers, directors, shareholders, agents, advisors and other representatives will hold all information received from the other party in strictest confidence, except such information and documents available to the public or as are required to be disclosed by applicable law.

All such information in written or electronic form and documents will be promptly returned to the party originally delivering them in the event that the transactions provided for in this Agreement are not completed.

14. POWER OF ATTORNEY

14.1   **Grant of Power of Attorney** - Each of the Pacific Shareholders hereby irrevocably nominates, constitutes and appoints Theodore Y. Nitta and Charles B. Hensley, or either of them, with full power of substitution, as his or her agent and true and lawful attorney to act on behalf of such Pacific Shareholder, with full power and authority in the name, place and stead of the such Pacific Shareholder to execute, under seal or otherwise, and deliver, when, as and where required, any instruments, deeds, agreements, documents, amendments to this Agreement, consents, approvals, waivers or share certificates which may be required to satisfy the Pacific Shareholders' obligations under this Agreement and to complete the transfer of the Pacific Shares to Bi-Optic in accordance with the terms of this Agreement.

14.2   **Power of Attorney Irrevocable** - The power of attorney granted herein is an irrevocable power coupled with an interest and it shall survive the death, disability, mental infirmity, or bankruptcy of the Pacific Shareholder and extends to the heirs, executors and administrators and other legal representatives and successors and assigns of the Pacific Shareholder. In accordance with the *Power of Attorney Act* (British Columbia), each Pacific Shareholder hereby declares that this power of attorney may be exercised during any subsequent mental infirmity on such Pacific Shareholder's part.

14.3   **Binding Nature** - Each Pacific Shareholder agrees to be bound by any representation by and any actions made or taken in by Theodore Y. Nitta or Charles B. Hensley pursuant to this power of attorney in accordance with the terms hereof and hereby waives any and all defenses which may be available to the Pacific Shareholder to contest, negate or disaffirm the action of Theodore Y. Nitta or Charles B. Hensley, as the case may be, taken under this power of attorney.   Theodore Y. Nitta and Charles B. Hensley shall not be liable to the Pacific Shareholder for any act done or omitted hereunder as attorney for the Pacific Shareholder.

15.   **GENERAL**

15.1   **Time** - Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this paragraph or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

15.2   **Waiver -** No failure or delay on the part of any party in exercising any power or right under this Agreement will operate as a waiver of such power or right. No single or partial exercise of any right or power under this Agreement will preclude any further or other exercise of such right or power. No modification or waiver of any provision of this Agreement and no consent to any departure by any party from any provision of this Agreement will be effective until the same is in writing. Any such waiver or consent will be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any party in any circumstances will entitle such party to any other or further notice or demand in similar or other circumstances.

15.3   **Entire agreement** - This Agreement constitutes the entire Agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein. In particular, upon the execution and delivery of this Agreement, the Letter of Intent dated June 5, 2006, as amended, made between the parties, is hereby terminated and of no further force and effect.

15.4   **Further assurances** - The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing, reasonably require of the others in order that the full intent and meaning of this Agreement is carried out. The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing of this Agreement, shall survive the Closing of this Agreement.

15.5   **Amendments** - No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by all of the parties to this Agreement.

15.6   **Notices** - Any notice, request, demand, election and other communication of any kind whatsoever to be given under this Agreement shall be in writing and shall be delivered by hand, e-mail or by fax to the parties at their following respective addresses:

To Pacific or the Pacific Shareholders:

Pacific Bio-Pharmaceuticals Inc.
Suite 243 – 2680 Shell Road

Richmond, British Columbia, Canada
V6X 4C9

Attention: Mr. Theodore Y. Nitta
Fax: 604-244-1450
Email: tedn@axion.net

and to:

Petillon & Hiraide LLP
1260 – 21515 Hawthorne Blvd
Torrance, California, USA
90503

Attention: Mark Hiraide
Fax: 310-543-0550
Email: mhiraide@corplawp-h.com

To Bi-Optic:

Bi-Optic Ventures Inc.
Suite 1518 – 1030 West Georgia Street
Vancouver, British Columbia
V6E 2Y3
Attention: Harry Chew
Fax: 604-689-1289
Email: hchew@axion.net

and to:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia
V6C 2T5
Attention Paul Visosky
Fax: 604-687-8772
Email: pvisosky@dumoulinblack.com

or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this paragraph, and the party sending such notice should request acknowledgment of delivery and the party receiving such notice should provide such acknowledgment. Notwithstanding whether or not a request for acknowledgment has been made or replied to, whether or not delivery has occurred will be a question of fact. If a party can prove that delivery was made as provided for above, then it will constitute delivery for the purposes of this Agreement whether or not the receiving party acknowledged receipt.

15.7 **Assignment** - This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

15.8 **Governing law** - This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the parties hereby attorn to the non-exclusive jurisdiction of the Courts of British Columbia.

23

15.9 **Counterparts** - This Agreement may be signed by fax and in counterpart, and each copy so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

15.10 **Severability** - If any one or more of the provisions contained in this agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this agreement would fail in its essential purpose.

15.11 **Enurement** – This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns, trustees, representatives, heirs and executors.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals as of the Effective Date first above written.

BI-OPTIC VENTURES INC.



_____
Authorized Signatory

PACIFIC BIO-PHARMACEUTICALS INC.

_____
Authorized Signatory

PRB PHARMACEUTICALS INC.

_____
Authorized Signatory

24

Charles B. Hensley

J. Nitta

Theodore Y. Nitta

Richard S. Pyo

Shahriar Pourdanesh

23

contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this agreement would fail in its essential purpose.

15.11 **Enurement** – This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns, trustees, representatives, heirs and executors.

 IN WITNESS WHEREOF the parties have hereunto set their hands and seals as of the Effective Date first above written.

BI-OPTIC VENTURES INC.

_____
Authorized Signatory

PACIFIC BIO-PHARMACEUTICALS INC.

_____
Authorized Signatory

PRB PHARMACEUTICALS INC.

_____
Authorized Signatory



24

_____
Charles B. Hensley

_____
Theodore Y. Nitta

_____
Richard S. Pyo

_____
Shahriar Pourdanesh

SCHEDULE A

TO THE SECURITIES EXCHANGE AGREEMENT
DATED March 22, 2007

Pacific SHAREHOLDERS

Name	Number of Pacific Shares Owned	Number of Bi-Optic Shares to be Issued
PRB Pharmaceuticals Inc.	10,500,000	10,500,000
Theodore Y. Nitta	3,000,000	3,000,000
Charles B. Hensley	3,000,000	3,000,000
Richard S. Pyo	500,000	500,000
Shahriar Pourdanesh	500,000	500,000
Total	**17,500,000**	**17,500,000**

SCHEDULE B

TO THE SECURITIES EXCHANGE AGREEMENT
DATED March 22, 2007

THE ASSETS

Exclusive license (a) to market, sell, and distribute the Product anywhere in the world except in the Territory, and (b) to use the trademarks "Vira 38" and "Vira 38 FluStat" and any other marks used by PRB with the Product in the Territory, and to use the Technology (as defined in the License Agreement) and Intellectual Property Assets (as defined in the License Agreement) in the Territory solely in connection with marketing, selling and distributing the Product for use as a flu vaccine in the Territory.

<u>SCHEDULE C</u>

TO THE SECURITIES EXCHANGE AGREEMENT
DATED March 22, 2007

ASSUMED CONTRACTS

1.   [Lees Pharmaceuticals – REQUIRE ACTUAL CONTRACT DETAILS HERE]

2. [ASTOP Biohealth – REQUIRE ACTUAL CONTRACT DETAILS HERE]

Exhibit 99.2

PHARMACEUTICAL PRODUCT LICENSE AND DISTRIBUTION AGREEMENT

Dated as of October ___, 2006

AMONG

PACIFIC BIO-PHARMACEUTICAL, INC., PRB PHARMACEUTICALS, INC.

AND

CERTAIN SHAREHOLDERS OF PRB PHARMACEUTICALS, INC

PHARMACEUTICAL PRODUCT LICENSE AND DISTRIBUTION AGREEMENT

Dated as of October ___, 2006

AMONG

PACIFIC BIO-PHARMACEUTICAL, INC. PRB PHARMACEUTICALS, INC.

AND

CERTAIN SHAREHOLDERS OF PRB PHARMACEUTICALS, INC.

TABLE OF CONTENTS

PHARMACEUTICAL PRODUCT LICENSE AND DISTRIBUTION AGREEMENT

This PHARMACEUTICAL PRODUCT LICENSE AND DISTRIBUTION AGREEMENT ("Agreement") is dated October __, 2006, by and among Pacific Bio-Pharmaceutical, Inc., a Nevada corporation ("PACIFIC"), PRB Pharmaceuticals, Inc., a Delaware corporation ("PRB"), Charles B. Hensley ("Hensley") and Richard S. Pyo, ("Pyo") (Hensley and Pyo are referred to herein as "Shareholders").

RECITALS

WHEREAS, PRB is the owner of and has the right to grant licenses with respect to certain Technology (as hereinafter defined), the Trademark (as hereinafter defined), the Intellectual Property Assets (as hereinafter defined) and the Product (as hereinafter defined);

WHEREAS, PRB wishes to grant to PACIFIC an exclusive license to the Technology and the Intellectual Property Assets so that PACIFIC can use and sell the Product in the Territory (as hereinafter defined) related to the Licensed Use (as hereinafter defined) and further develop the Technology and the Intellectual Property Assets, and PACIFIC wishes to receive such a license, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Shareholders own fourteen million (13,250,000) shares of the common stock, par value dollars ($0.001) per share, of PRB, which constitute twenty seven percent (27%) of the issued and outstanding shares of capital stock of PRB;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties, intending to be legally bound, agree as follows:

Article 1.
Definitions and Usage

SECTION 1.1 DEFINITIONS

For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

"Assets"--as defined in Section 2.1.

"Assumed Liabilities"--as defined in Section 2.4(a).

"Best Efforts"--the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible, provided, however, that a Person required to use Best Efforts under this Agreement will not be thereby required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions or to dispose of or make any change to its business, expend any material funds or incur any other material burden.

Initials: _____

"Breach"--any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract, or any event which with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy or failure.

"Bulk Sales Laws"--as defined in Section 5.8.

"Business Day"--any day other than (a) Saturday or Sunday or (b) any other day on which banks in California are permitted or required to be closed.

"PACIFIC"--as defined in the first paragraph of this Agreement.

"PACIFIC Indemnified Persons"--as defined in Section 11.2.

"Closing"--as defined in Section 2.6.

"Closing Date"--the date on which the Closing actually takes place.

"Code"--the Internal Revenue Code of 1986.

"Confidential Information"--as defined in Section 12.1.

"Consent"--any approval, consent, ratification, waiver or other authorization.

"Contemplated Transactions"--all of the transactions contemplated by this Agreement.

"Contract"--any agreement, contract, Lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied), whether or not legally binding.

"Copyrights"--as defined in Section 3.9(a)(iii).

"Damages"--as defined in Section 11.2.

"Disclosure Letter"--the disclosure letter delivered by PRB and Shareholders to PACIFIC concurrently with the execution and delivery of this Agreement.

"Effective Time"--The time at which the Closing is consummated.

"Consulting Agreement"--as defined in Section 2.7(a)(vi).

"Encumbrance"--any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

Initials: _____

"Environment"--soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

"Environmental, Health and Safety Liabilities"--any cost, damages, expense, liability, obligation or other responsibility arising from or under any Environmental Law or Occupational Safety and Health Law, including those consisting of or relating to:

      (a)   any environmental, health or safety matter or condition (including on-site or off-site contamination, occupational safety and health and regulation of any chemical substance or product);

      (b)   any fine, penalty, judgment, award, settlement, legal or administrative proceeding, damages, loss, claim, demand or response, remedial or inspection cost or expense arising under any Environmental Law or Occupational Safety and Health Law;

      (c)   financial responsibility under any Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any cleanup, removal, containment or other remediation or response actions ("Cleanup") required by any Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

      (d)   any other compliance, corrective or remedial measure required under any Environmental Law or Occupational Safety and Health Law.

The terms "removal," "remedial" and "response action" include the types of activities covered by the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA).

"Environmental Law"--any Legal Requirement that requires or relates to:

      (a)   advising appropriate authorities, employees or the public of intended or actual Releases of pollutants or hazardous substances or materials, violations of discharge limits or other prohibitions and the commencement of activities, such as resource extraction or construction, that could have significant impact on the Environment;

      (b)   preventing or reducing to acceptable levels the Release of pollutants or hazardous substances or materials into the Environment;

      (c)   reducing the quantities, preventing the Release or minimizing the hazardous characteristics of wastes that are generated;

      (d)   assuring that products are designed, formulated, packaged and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

      (e)   protecting resources, species or ecological amenities;

      (f)   reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil or other potentially harmful substances;

      (g)   cleaning up pollutants that have been Released, preventing the Threat of Release or paying the costs of such clean up or prevention; or

Initials: _____

(h)   making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

"Exchange Act"--the Securities Exchange Act of 1934.

"Exclusive License"--as defined in Section 2.1.

"Facilities"--any real property, leasehold or other interest in real property currently owned or operated by PRB, including the Tangible Personal Property used or operated by PRB at the respective locations of the Real Property specified in Section 3.7. Notwithstanding the foregoing, for purposes of the definitions of "Hazardous Activity" and "Remedial Action" and Sections 3.8 and 11.3, "Facilities" shall mean any real property, leasehold or other interest in real property currently or formerly owned or operated by PRB, including the Tangible Personal Property used or operated by PRB at the respective locations of the Real Property specified in Section 3.7.

"GAAP"--generally accepted accounting principles for financial reporting in the United States, applied on a basis consistent with the basis on which the Balance Sheet and the other financial statements referred to in Section 3.4 were prepared.

"Governing Documents"--with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders' agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (g) any amendment or supplement to any of the foregoing.

"Governmental Authorization"--any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"Governmental Body"--any:

(a)   nation, state, county, city, town, borough, village, district or other jurisdiction;

(b)   federal, state, local, municipal, foreign or other government;

(c)   governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers);

(d)   multinational organization or body;

(e)   body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or

(f)   official of any of the foregoing.

"Hazardous Activity"--the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of groundwater) of Hazardous Material in, on, under, about or from any of the Facilities or any part thereof into the Environment and any other act, business, operation or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm, to persons or property on or off the Facilities.

"Hazardous Material"--any substance, material or waste which is or will foreseeably be regulated by any Governmental Body, including any material, substance or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, and including petroleum, petroleum products, asbestos, presumed asbestos-containing material or asbestos-containing material, urea formaldehyde and polychlorinated biphenyls.

"Indemnified Person"--as defined in Section 11.6.

"Indemnifying Person"--as defined in Section 11.6.

"Intellectual Property Assets"--as defined in Section 3.9(a).

"Interim Balance Sheet"--as defined in Section 3.4.

"Inventories"--all inventories of PRB, wherever located, including all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by PRB in the production of finished goods.

"IRS"--the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

"Knowledge"--an individual will be deemed to have Knowledge of a particular fact or other matter if:

(a)   that individual is actually aware of that fact or matter; or

(b)   a prudent individual could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty contained in this Agreement.

A Person (other than an individual) will be deemed to have Knowledge of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor or trustee of that Person (or in any similar capacity) has, or at any time had,

v

Initials: _____

Knowledge of that fact or other matter (as set forth in (a) and (b) above), and any such individual (and any individual party to this Agreement) will be deemed to have conducted a reasonably comprehensive investigation regarding the accuracy of the representations and warranties made herein by that Person or individual.

"Legal Requirement"--any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

"Liability"--with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

"Licensed Use"—means use of the Product as a flu vaccine.

"Marks"--as defined in Section 3.9(a)(i).

"Material Consents"--as defined in Section 7.3.

"Order"--any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

"Ordinary Course of Business"--an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action:

(a)   is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person;

(b)   does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and

(c)   is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person.

"Patents"--as defined in Section 3.9(a)(ii).

"Permitted Encumbrances"--as defined in Section 3.9.

"Person"--an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

"Proceeding"--any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal,

Initials: _____

whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Product"—means Vira 38 and Vira 38 FluStat, as described on *SCHEDULE 2.1(a)*.

"Purchase Price"--as defined in Section 2.3.

"Record"--information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

"Related Person"--

With respect to a particular individual:

      (a)   each other member of such individual's Family;
      (b)   any Person that is directly or indirectly controlled by any one or more members of such individual's Family;
      (c)   any Person in which members of such individual's Family hold (individually or in the aggregate) a Material Interest; and
      (d)   any Person with respect to which one or more members of such individual's Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

      (a)   any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person;
      (b)   any Person that holds a Material Interest in such specified Person;
      (c)   each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity);
      (d)   any Person in which such specified Person holds a Material Interest; and
      (e)   any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, (a) "control" (including "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act; (b) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree and (iv) any other natural person who resides with such individual; and (c) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

Initials: _____

"Release"--any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into the Environment or into or out of any property.

"Remedial Action"--all actions, including any capital expenditures, required or voluntarily undertaken (a) to clean up, remove, treat or in any other way address any Hazardous Material or other substance; (b) to prevent the Release or Threat of Release or to minimize the further Release of any Hazardous Material or other substance so it does not migrate or endanger or threaten to endanger public health or welfare or the Environment; (c) to perform pre-remedial studies and investigations or post-remedial monitoring and care; or (d) to bring all Facilities and the operations conducted thereon into compliance with Environmental Laws and environmental Governmental Authorizations.

"Representative"--with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

"Retained Liabilities"--as defined in Section 2.4(b).

"SEC"--the United States Securities and Exchange Commission.

"Section"--a part or section of the Disclosure Letter.

"Securities Act"--the Securities Act of 1933.

"PRB"--as defined in the first paragraph of this Agreement.

"PRB Accounts Receivable"—as defined in Section 2.2(b).

"PRB Contract"--as defined in Section 2.1(a).

"Shareholders"--as defined in the first paragraph of this Agreement.

"Shares"—as defined in Section 2.3.

"Subsidiary"--with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Owner or one or more of its Subsidiaries.

"Tangible Personal Property"--all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than Inventories) of every kind owned or leased by PRB (wherever located and whether or not carried on PRB's books), together with any express or implied warranty by the manufacturers or

Initials: _____

PRBs or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

"Tax"--any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees' income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.

"Tax Return"--any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

"Third Party"--a Person that is not a party to this Agreement.

"Third-Party Claim"--any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

"Threat of Release"--a reasonable likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

"Technology" means PRB's information and know-how related to the Product and the Intellectual Property Assets.

"Territory" means, anywhere in the world except in the United States of America and its territories and possessions, both retail and wholesale sales outlets, including but not limited to drug stores, food stores, health food stores and mass merchandise outlets.

"Trademark" means the mark "Vira 38 and "Vira 38 FluStat", and any other marks used by PRB with the Product in the Territory during the term of this Agreement.

SECTION 1.2 USAGE

     (a)   Interpretation. In this Agreement, unless a clear contrary intention appears:

     (i)   the singular number includes the plural number and vice versa;
     (ii)   reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;
     (iii)   reference to any gender includes each other gender;

(iv)   reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v)   reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi)   "hereunder," "hereof," "hereto," and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii)   "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term;

(viii)   "or" is used in the inclusive sense of "and/or";

(ix)   with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding"; and

(x)   references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b)   Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

(c)   Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

Article 2.
Exclusive License; Asset Purchase; Closing

SECTION 2.1 EXCLUSIVE LICENSE

(a)   Pursuant to the terms of this Agreement, PRB hereby appoints PACIFIC as the exclusive licensee: (a) to market, sell and distribute the Product (described on *SCHEDULE 2.1(a)*) in the Territory, and (b) to use the Trademark, Technology and Intellectual Property Assets in the Territory solely in connection with marketing, selling and distributing the Product, both solely for the Licensed Use in the Territory (the "Exclusive License").

(b)   For purposes of this Agreement, "exclusive" shall mean that PRB will not directly or indirectly market, sell or distribute the Product to: (1) any other person or entity in the Territory for the Licensed Use in the Territory; or (2) any other person or entity outside the Territory to market, sell or distribute the Product for the Licensed Use in the Territory.

x

(c)   PACIFIC will not directly or indirectly market, promote, encourage, exploit, offer for sale or sell, or otherwise dispose of the Product: (a) outside the Territory; or (b) inside the Territory for use other than the Licensed Use, without prior written consent from PRB.

(d)   If, during the term of this Agreement, PRB, PACIFIC, or jointly PRB or the Shareholders and PACIFIC, develop or otherwise modify or acquire any modifications to the Technology, the Intellectual Property Assets or to the formulation of the Product, such modifications shall be the sole and exclusive property of PACIFIC.

(e)   PACIFIC shall promote, market, and sell the Product for the Licensed Use in the Territory. PRB shall from time to time furnish PACIFIC with Technology as and to the extent PRB reasonably determines to assist PACIFIC's efforts to promote, market, and sell the Product for the Licensed Use in the Territory.

(f)   PRB and the Shareholders shall also furnish such additional Technology as PACIFIC may reasonably request in connection with any regulatory compliance regarding the promotion, marketing, or sale of the Product for the Licensed Use in the Territory.

(g)   PRB shall be responsible for all decisions and actions regarding regulatory matters relating to or involving the Product. PRB shall, with respect to any such regulatory matters, (a) act as liaison with the FDA or other governmental authority; (b) prepare and make all submissions regarding the regulatory matter; (c) monitor all studies pertinent to the regulatory matter; and (d) obtain regulatory approvals, as reasonably deemed necessary by PRB. PACIFIC shall promptly cooperate with PRB with respect to such regulatory matters by providing data and information at PRB's reasonable request. Nevertheless, PACIFIC shall maintain its own counsel for FDA or other regulatory matters, for the sole purpose of advising PACIFIC with regard to such regulatory matters and to any data, information, or suggestions that PACIFIC may provide to PRB, either at PRB's request or at PACIFIC's discretion.

(h)   Each of the parties shall promptly notify the other party in writing of any technical or clinical advances, useful modifications, side effects, or new government regulations relating to the Product that shall come to its knowledge. PRB must promptly inform PACIFIC of all actions and communications (even if believed by PRB to be without foundation) by or threatened by a regulatory or other governmental authority outside of the Territory relating to the Product.

SECTION 2.2 ASSIGNMENT OF CONTRACTS AND ACCOUNTS RECEIVABLE

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, Seller shall assign, transfer and deliver to Buyer, and Buyer shall assume from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all of Seller's right, title and interest in and to the following assets of Seller (but excluding the Excluded Assets):

(a)   Contracts. The contracts as described on *SCHEDULE 2.2(a)* attached hereto ("PRB Contracts"), including those listed in Section 3.7(a); and

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(b) Accounts Receivable. Accounts receivable on account of the distribution contract described on *SCHEDULE 2.2(b)*.

All of the contracts to be transferred to PACIFIC hereunder are herein referred to collectively as the "Assets."

Notwithstanding the foregoing, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Assets unless PACIFIC expressly assumes that Liability pursuant to Section 2.4(a).

SECTION 2.3 CONSIDERATION

The consideration for the Exclusive License and Assets (the "Purchase Price") will be: (a) Ten Million Five Hundred Thousand (10,500,000) shares of common stock, no par value, of PACIFIC (the "Shares"); (b) a royalty of two percent (2%) on annual gross revenues attributable to sales of the Product, provided that in no case shall the annual royalty exceed One Million Dollars ($1,000,000); and (c) the assumption of the Assumed Liabilities (as defined below). The Purchase Price shall be delivered to PRB in accordance with Section 2.7(b) at the Closing.

SECTION 2.4 LIABILITIES

(a) Assumed Liabilities. On the Closing Date, but effective as of the Effective Time, PACIFIC shall assume and agree to discharge only the following Liabilities of PRB (the "Assumed Liabilities"): any Liability arising after the Effective Time under the PRB Contracts described in Section 2.2(b) (other than any Liability arising out of or relating to a Breach that occurred prior to the Effective Time).

(b) Retained Liabilities. The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by PRB. "Retained Liabilities" shall mean every Liability of PRB other than the Assumed Liabilities, including:

(i) any Liability arising out of or relating to products of PRB to the extent manufactured or sold prior to the Effective Time other than to the extent assumed under Section 2.4(a);

(ii) any Liability under any Contract assumed by PACIFIC pursuant to Section 2.4(a) that arises after the Effective Time but that arises out of or relates to any Breach that occurred prior to the Effective Time;

(iii) any Liability for Taxes, including (A) any Taxes arising as a result of PRB's operation of its business or ownership of the Assets prior to the Effective Time, (B) any Taxes that will arise as a result of the sale of the Assets pursuant to this Agreement and (C) any deferred Taxes of any nature;

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(iv)   any Liability under any Contract not assumed by PACIFIC under Section 2.4(a), including any Liability arising out of or relating to PRB's credit facilities or any security interest related thereto;

(v)   any Liability of PRB to any Shareholder or Related Person of PRB or any Shareholder;

(vi)   any Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of PRB;

(vii)   any Liability to distribute to any of PRB's shareholders or otherwise apply all or any part of the consideration received hereunder;

(viii)   any Liability arising out of any Proceeding pending as of the Effective Time;

(ix)   any Liability arising out of any Proceeding commenced after the Effective Time and arising out of or relating to any occurrence or event happening prior to the Effective Time;

(x)   any Liability arising out of or resulting from PRB's compliance or noncompliance with any Legal Requirement or Order of any Governmental Body;

(xi)   any Liability of PRB under this Agreement or any other document executed in connection with the Contemplated Transactions; and

(xii)   any Liability of PRB based upon PRB's acts or omissions occurring after the Effective Time.

SECTION 2.5 ALLOCATION

The Purchase Price shall be allocated in accordance with Exhibit 2.5. After the Closing, the parties shall make consistent use of the allocation, fair market value and useful lives specified in Exhibit 2.5 for all Tax purposes and in all filings, declarations and reports with the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code. PACIFIC shall prepare and deliver IRS Form 8594 to PRB within forty-five (45) days after the Closing Date to be filed with the IRS. In any Proceeding related to the determination of any Tax, neither PACIFIC nor PRB or Shareholders shall contend or represent that such allocation is not a correct allocation.

SECTION 2.6 CLOSING

The purchase and sale provided for in this Agreement (the "Closing") will take place at the offices of PACIFIC's counsel, on such date as the PACIFIC and PRB shall mutually agree. Subject to the provisions of Article 9, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.6 will not result in the termination of this Agreement and will not relieve any party of any obligation under

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this Agreement. In such a situation, the Closing will occur as soon as practicable, subject to Article 9.

SECTION 2.7 CLOSING OBLIGATIONS

In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a)   PRB and Shareholders, as the case may be, shall deliver to PACIFIC:

(i)   a consulting agreement in the form of Exhibit 2.7(a)(vi), executed by each Shareholder (the "Consulting Agreement");

(ii)   Confidentiality, Competition and Proprietary Information Agreement agreements in the form of Exhibit 2.7(a)(vii), executed by each Shareholder (the "Confidentiality Agreement");

(iii)   a certificate executed by PRB and each Shareholder as to the accuracy of their representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 7.1 and as to their compliance with and performance of their covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 7.2; and

(ix)   a certificate of the Secretary of PRB certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of PRB, certifying and attaching all requisite resolutions or actions of PRB's board of directors and shareholders approving the execution and delivery of this Agreement and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of PRB executing this Agreement and any other document relating to the Contemplated Transactions and accompanied by the requisite documents for amending the relevant Governing Documents of PRB required to effect such change of name in form sufficient for filing with the appropriate Governmental Body. The PRB's shareholder approval shall be approval by a majority of the interests held by those shareholders of PRB *other than* the Shareholders and their affiliates.

(b)   PACIFIC shall deliver to PRB and Shareholders, as the case may be:

(i)   share certificates of PACIFIC representing the Purchase Price;

(ii)   the Consulting Agreement executed by PACIFIC;

(iii)   the Confidentiality Agreement executed by PACIFIC;

(iv)   a certificate executed by PACIFIC as to the accuracy of its representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 8.1 and as to its compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 8.2; and

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(v)   a certificate of the Secretary of PACIFIC certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of PACIFIC and certifying and attaching all requisite resolutions or actions of PACIFIC's board of directors approving the execution and delivery of this Agreement and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of PACIFIC executing this Agreement and any other document relating to the Contemplated Transactions.

(c)   PRB and the Shareholders agree that PRB and the Shareholders shall not market or enter into any arrangement or contract with any third party granting rights to the marketing, sale or use of the Product, the Technology or the Intellectual Property Assets.

SECTION 2.8 CONSENTS

(a)   If there are any Material Consents that have not yet been obtained (or otherwise are not in full force and effect) as of the Closing, in the case of each PRB Contract as to which such Material Consents were not obtained (or otherwise are not in full force and effect) (the "Restricted Material Contracts"), PACIFIC may waive the closing conditions as to any such Material Consent and either:

(i)   elect to have PRB continue its efforts to obtain the Material Consents; or

(ii)   elect to have PRB retain that Restricted Material Contract and all Liabilities arising therefrom or relating thereto.

If PACIFIC elects to have PRB continue its efforts to obtain any Material Consents and the Closing occurs, notwithstanding Sections 2.1 and 2.4, neither this Agreement nor any other document related to the consummation of the Contemplated Transactions shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the Restricted Material Contracts, and following the Closing, the parties shall use Best Efforts, and cooperate with each other, to obtain the Material Consent relating to each Restricted Material Contract as quickly as practicable. Pending the obtaining of such Material Consents relating to any Restricted Material Contract, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to PACIFIC the benefits of use of the Restricted Material Contract for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of PACIFIC of any and all rights of PRB against a third party thereunder).

(b)   If there are any Consents not listed on Exhibit 7.3 necessary for the assignment and transfer of any PRB Contracts to PACIFIC (the "Nonmaterial Consents") which have not yet been obtained (or otherwise are not in full force and effect) as of the Closing, PACIFIC shall elect at the Closing, in the case of each of the PRB Contracts as to which such Nonmaterial Consents were not obtained (or otherwise are not in full force and effect) (the "Restricted Nonmaterial Contracts"), whether to:

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(i) accept the assignment of such Restricted Nonmaterial Contract, in which case, as between PACIFIC and PRB, such Restricted Nonmaterial Contract shall, to the maximum extent practicable and notwithstanding the failure to obtain the applicable Nonmaterial Consent, be transferred at the Closing; or

(ii) reject the assignment of such Restricted Nonmaterial Contract, in which case, notwithstanding Sections 2.1 and 2.4, (A) neither this Agreement nor any other document related to the consummation of the Contemplated Transactions shall constitute a sale, assignment, assumption, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of such Restricted Nonmaterial Contract, and (B) PRB shall retain such Restricted Nonmaterial Contract and all Liabilities arising therefrom or relating thereto.

Article 3.
Representations and Warranties of PRB and Shareholders

PRB and each Shareholder represent and warrant, jointly and severally, to PACIFIC as follows:

SECTION 3.1 ENFORCEABILITY; AUTHORITY; NO CONFLICT

(a) This Agreement constitutes the legal, valid and binding obligation of PRB and each Shareholder, enforceable against each of them in accordance with its terms. Upon the execution and delivery by PRB and Shareholders of the the Consulting Agreement, the Confidentiality Agreement and each other agreement to be executed or delivered by any or all of PRB and Shareholders at the Closing (collectively, the "PRB's Closing Documents"), each of PRB's Closing Documents will constitute the legal, valid and binding obligation of each of PRB and the Shareholders, enforceable against each of them in accordance with its terms. PRB has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the PRB's Closing Documents to which it is a party and to perform its obligations under this Agreement and the PRB's Closing Documents, and such action has been duly authorized by all necessary action by PRB's shareholders and board of directors. Each Shareholder has all necessary legal capacity to enter into this Agreement and the PRB's Closing Documents to which such Shareholder is a party and to perform his obligations hereunder and thereunder.

(b) Except as set forth in Section 3.1(b), neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) Breach (A) any provision of any of the Governing Documents of PRB or (B) any resolution adopted by the board of directors or the shareholders of PRB;

(ii) Breach or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which PRB or either Shareholder, or any of the Assets, may be subject;

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(iii)   contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by PRB or that otherwise relates to the Assets or to the business of PRB;

(iv)   cause PACIFIC to become subject to, or to become liable for the payment of, any Tax;

(v)   Breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any PRB Contract;

(vi)   result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets; or

(vii)   result in any shareholder of the PRB having the right to exercise dissenters' appraisal rights.

(c)   Except as set forth in Section 3.1(c), neither PRB nor either Shareholder is required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

SECTION 3.2 CAPITALIZATION

The authorized equity securities of PRB consist of one hundred million (100,000,000) shares of common stock, par value ($ 0.001) per share, of which forty nine million six hundred and fifty thousand (49,650,000 shares) are issued and outstanding, of which twelve million (12,000,000) and one million two hundred and fifty thousand (1,250,000) are owned by Hensley and Pyo, respectively. Shareholders are and will be on the Closing Date the record and beneficial owners and holders of the shares owned by each of them, free and clear of all Encumbrances. There are no Contracts relating to the issuance, sale or transfer of any equity securities or other securities of PRB. None of the outstanding equity securities of PRB was issued in violation of the Securities Act of 1933, as amended (the "Securities Act"), or any other Legal Requirement.

SECTION 3.3 TITLE TO ASSETS; ENCUMBRANCES

PRB owns good and transferable title to all of the Assets free and clear of any Encumbrances other than those described in Section 3.3 ("Encumbrances"). PRB warrants to PACIFIC that, at the time of Closing, all Assets shall be free and clear of all Encumbrances other than those identified on Section 3.3 as acceptable to PACIFIC ("Permitted Encumbrances").

SECTION 3.4 PRB ACCOUNTS RECEIVABLE

The PRB Accounts Receivable as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by PRB in the Ordinary

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Course of Business. Except to the extent paid prior to the Closing Date, such Accounts Receivable are or will be as of the Closing Date current and collectible. Each of such Accounts Receivable either has been or will be collected in full, without any setoff, within ninety (90) days after the day on which it first becomes due and payable. There is no contest, claim, defense or right of setoff, other than returns in the Ordinary Course of Business of PRB, under any Contract with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable. Section 3.4 contains a complete and accurate list of all Accounts Receivable an the aging of each such Account Receivable as of the date of this Agreement.

SECTION 3.5 COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

(a)   Except as set forth in *SCHEDULE 3.5(a)*:

(i)   PRB is, and at all times, has been, in full compliance with each Legal Requirement that is or was applicable to it an to the Assets or to the conduct or operation of its business or the ownership or use of any of its assets;

(ii)   no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by PRB of, or a failure on the part of PRB to comply with, any Legal Requirement or (B) may give rise to any obligation on the part of PRB to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(iii)   PRB has not received, at any time any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement or (B) any actual, alleged, possible or potential obligation on the part of PRB to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)   Schedule 3.5(b) contains a complete and accurate list of each Governmental Authorization that is held by PRB or that otherwise relates to PRB's business or the Assets. Each Governmental Authorization listed or required to be listed in Schedule 3.5(b) is valid and in full force and effect. Except as set forth in *SCHEDULE 3.5(b)*:

(i)   PRB is, and at all times, has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Section 3.5(b);

(ii)   no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Schedule 3.5(b) or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Schedule 3.5(b);

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(iii)   PRB has not received, at any time, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental Authorization; and

(iv)   all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Schedule 3.5(b) have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Schedule 3.5(b) collectively constitute all of the Governmental Authorizations necessary to permit PRB to lawfully conduct and operate its business in the manner in which it currently conducts and operates such business and to permit PRB to own and use its assets in the manner in which it currently owns and uses such assets.

SECTION 3.6 LEGAL PROCEEDINGS; ORDERS

(a)   Except as set forth in *SCHEDULE 3.6(a)*, there is no pending or, to PRB's Knowledge, threatened Proceeding:

(i)   by or against PRB or that otherwise relates to or may affect the business of, or any of the assets owned or used by, PRB; or

(ii)   that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of PRB, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding. PRB has delivered to PACIFIC copies of all pleadings, correspondence and other documents relating to each Proceeding listed in Schedule 3.6(a). There are no Proceedings listed or required to be listed in Schedule 3.6(a) that could have a material adverse effect on the business, operations, assets, condition or prospects of PRB or upon the Assets.

(b)   Except as set forth in *SCHEDULE 3.6(b)*:

(i)   there is no Order to which PRB, its business or any of the Assets is subject; and

(ii)   to the Knowledge of PRB, no officer, director, agent or employee of PRB is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of PRB.

(c)   Except as set forth in **SCHEDULE 3.6(c)**:

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(i)   PRB is, and, at all times, has been in compliance with all of the terms and requirements of each Order to which it or any of the Assets is or has been subject;

(ii)   no event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which PRB or any of the Assets is subject; and

(iii)   PRB has not received, at any time, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which PRB or any of the Assets is or has been subject.

SECTION 3.7 CONTRACTS; NO DEFAULTS

(a)   Schedule 3.7(a) contains an accurate and complete list, and PRB has delivered to PACIFIC accurate and complete copies of each PRB Contract that relates to the Intellectual Property Assets, the Technology or the Product. Schedule 3.7(a) sets forth reasonably complete details concerning such Contracts, including the parties to the Contracts, the amount of the remaining commitment of PRB under the Contracts and the location of PRB's office where details relating to the Contracts are located.

(b)   Except as set forth in *SCHEDULE 3.7(b)*, neither Shareholder has or may acquire any rights under, and neither Shareholder has or may become subject to any obligation or liability under, any Contract that relates to the business of PRB or any of the Assets.

(c)   Except as set forth in *SCHEDULE 3.7(c)*:

(i)   each Contract identified or required to be identified in Schedule 3.7(a) and which is to be assigned to or assumed by PACIFIC under this Agreement is in full force and effect and is valid and enforceable in accordance with its terms;

(ii)   each Contract identified or required to be identified in Schedule 3.7(a) and which is being assigned to or assumed by PACIFIC is assignable by PRB to PACIFIC without the consent of any other Person; and

(iii)   to the Knowledge of PRB, no Contract identified or required to be identified in Schedule 3.7(a) and which is to be assigned to or assumed by PACIFIC under this Agreement will upon completion or performance thereof have a material adverse affect on the business, assets or condition of PRB or the business to be conducted by PACIFIC with the Assets.

(d)   Except as set forth in *SCHEDULE 3.7(d)*:

(i)   PRB is, and at all times, has been, in compliance with all applicable terms and requirements of each PRB Contract which is being assumed by PACIFIC;

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(ii)   each other Person that has or had any obligation or liability under any PRB Contract which is being assigned to PACIFIC is, and at all times, has been, in full compliance with all applicable terms and requirements of such Contract;

(iii)   no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a Breach of, or give PRB or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any PRB Contract that is being assigned to or assumed by PACIFIC;

(iv)   no event has occurred or circumstance exists under or by virtue of any Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance affecting any of the Assets; and

(v)   PRB has not given to or received from any other Person, at any time, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or Breach of, or default under, any Contract relating to the Intellectual Property Assets which is being assigned to or assumed by PACIFIC.

(e)   There are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to PRB under current or completed Contracts relating to the Intellectual Property Assets with any Person having the contractual or statutory right to demand or require such renegotiation and no such Person has made written demand for such renegotiation.

(f)   Each Contract relating to the sale, design, manufacture or provision of the Product has been entered into in the Ordinary Course of Business of PRB and has been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

SECTION 3.8 ENVIRONMENTAL MATTERS

Except as disclosed in *SCHEDULE 3.8*:

(a)   PRB is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law. Neither PRB nor either Shareholder has any basis to expect, nor has any of them or any other Person for whose conduct they are or may be held to be responsible received, any actual or threatened order, notice or other communication from (i) any Governmental Body or private citizen acting in the public interest or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities with respect to any Facility or other property or asset (whether real, personal or mixed) in which PRB has or had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used or processed by PRB or any other Person for whose conduct it is or may

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be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled or received.

(b)   There are no pending or, to the Knowledge of PRB, threatened claims, Encumbrances, or other restrictions of any nature resulting from any Environmental, Health and Safety Liabilities or arising under or pursuant to any Environmental Law with respect to or affecting any Facility or any other property or asset (whether real, personal or mixed) in which PRB has or had an interest.

(c)   Neither PRB nor either Shareholder has any Knowledge of or any basis to expect, nor has any of them, or any other Person for whose conduct they are or may be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities with respect to any Facility or property or asset (whether real, personal or mixed) in which PRB has or had an interest, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used or processed by PRB or any other Person for whose conduct it is or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled or received.

(d)   Neither PRB nor any other Person for whose conduct it is or may be held responsible has any Environmental, Health and Safety Liabilities with respect to any Facility or, to the Knowledge of PRB, with respect to any other property or asset (whether real, personal or mixed) in which PRB (or any predecessor) has or had an interest or at any property geologically or hydrologically adjoining any Facility or any such other property or asset.

(e)   There are no Hazardous Materials present on or in the Environment at any Facility or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, aboveground or underground storage tanks, landfills, land deposits, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facility or such adjoining property, or incorporated into any structure therein or thereon. Neither PRB nor any Person for whose conduct it is or may be held responsible, or to the Knowledge of PRB, any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to any Facility or any other property or assets (whether real, personal or mixed) in which PRB has or had an interest except in full compliance with all applicable Environmental Laws.

(f)   There has been no Release or, to the Knowledge of PRB, Threat of Release, of any Hazardous Materials at or from any Facility or at any other location where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by any Facility, or from any other property or asset (whether real, personal or mixed) in which PRB has or had an interest, or to the Knowledge of PRB any geologically or hydrologically adjoining property, whether by PRB or any other Person.

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(g)   PRB has delivered to PACIFIC true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by PRB pertaining to Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance, by PRB or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

SECTION 3.9 INTELLECTUAL PROPERTY ASSETS

(a)   The term "Intellectual Property Assets" means all intellectual property owned or licensed (as licensor or licensee) by PRB relating to or in the Product or the Technology in which PRB has a proprietary interest, including:

(i)   all patents, patent applications and inventions and discoveries that may be patentable (collectively, "Patents");

(ii)   all know-how, trade secrets, confidential or proprietary information, customer lists, technical information, data, process technology, plans, now owned, licensed or controlled or hereafter acquired, developed, owned, licensed or controlled by PRB or the Shareholders or any of their Affiliates during the term of this Agreement with respect to the Product and the Technology, including, but not limited to: (i) the medical, clinical, toxicological or other scientific data or information relating to the Product or Technology (including without limitation, pre-clinical and clinical data, notes, reports, models, and samples) and (ii) the manufacture, production, and purification procedures and processes, as well as analytical methodology, used in the testing, assaying, analysis, production, and packaging of the Product or the Technology (collectively, "Trade Secrets") and .

(iii) all registered and unregistered trademarks and service marks and applications relating to the Product and the Technology (collectively, "Marks").

(b)   *SCHEDULE 3.9(b)* contains a complete and accurate list and summary description, including any royalties paid or received by PRB, and PRB has delivered to PACIFIC accurate and complete copies, of all PRB Contracts relating to the Intellectual Property Assets. There are no outstanding and, to PRB's Knowledge, no threatened disputes or disagreements with respect to any such Contract.

(c)   (i)   Except as set forth in *SCHEDULE 3.9(c)*, the Intellectual Property Assets are all those necessary for the operation of PRB's business in connection with the Product as it is currently conducted. PRB is the owner or licensee of all right, title and interest in and to each of the Intellectual Property Assets, free and clear of all Encumbrances, and has the right to use without payment to a Third Party all of the Intellectual Property Assets, other than in respect of licenses listed in Schedule 3.9(c); and

(ii)   Except as set forth in Schedule 3.9(c), all former and current employees of PRB have executed written Contracts with PRB that assign to PRB all rights to any inventions, improvements, discoveries or information relating to the business of PRB.

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(d)   (i)   *SCHEDULE 3.9(d)* contains a complete and accurate list and summary description of all Patents;

(ii)   All of the issued Patents are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date;

(iii)   No Patent has been or is now involved in any interference, reissue, reexamination, or opposition Proceeding. To PRB's Knowledge, there is no potentially interfering patent or patent application of any Third Party;

(iv)   Except as set forth in Schedule 3.9 (d), (A) no Patent is infringed or, to PRB's Knowledge, has been challenged or threatened in any way and (B) none of the products manufactured or sold, nor any process or know-how used, by PRB infringes or is alleged to infringe any patent or other proprietary right of any other Person;

(v)   All products made, used or sold under the Patents have been marked with the proper patent notice;

(vi)   PRB is the legal and equitable owner of the Patents and, except for such Patents, there are no other patents issued in any country in the Territory and no other patent applications filed in any country therein, in each case owned or filed by or specifically licensed to PRB, the Shareholders or any of their Affiliates relating to the Product or the Technology or methods of use or manufacturing processes thereof. PRB and the Shareholders have no knowledge of any fact that cases doubt on the validity of any of the Patents that have been issued as of the date of this Agreement; and

(vii)   PRB and the Shareholders have not granted to any third party any rights or interests to the Patents, the Product, the Technology or the Intellectual Property Assets.

(e)   (i)   *SCHEDULE 3.9(e)* contains a complete and accurate list and summary description of all Marks.

(ii)   All Marks have been registered with the United States Patent and Trademark Office, are currently in compliance with all formal Legal Requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date.

(iii)   No Mark has been or is now involved in any opposition, invalidation or cancellation Proceeding and, to PRB's Knowledge, no such action is threatened with respect to any of the Marks.

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(iv)   To PRB's Knowledge, there is no potentially interfering trademark or trademark application of any other Person.

(v)   No Mark is infringed or, to PRB's Knowledge, has been challenged or threatened in any way. None of the Marks used by PRB infringes or is alleged to infringe any trade name, trademark or service mark of any other Person.

(vi)   All products and materials containing a Mark bear the proper federal registration notice where permitted by law.

(f)   (i)   *SCHEDULE 3.9(f)* contains a complete and accurate list and summary description of all Copyrights.

(ii)   All of the registered Copyrights are currently in compliance with formal Legal Requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the date of Closing.

(iii)   No Copyright is infringed or, to PRB's Knowledge, has been challenged or threatened in any way. None of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any Third Party or is a derivative work based upon the work of any other Person.

(iv)   All works encompassed by the Copyrights have been marked with the proper copyright notice.

(g)   (i)   With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii)   PRB has taken all reasonable precautions to protect the secrecy, confidentiality and value of all Trade Secrets (including the enforcement by PRB of a policy requiring each employee or contractor to execute proprietary information and confidentiality agreements substantially in PRB's standard form, and all current and former employees and contractors of PRB have executed such an agreement).

(iii)   PRB has good title to and an absolute right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature and, to PRB's Knowledge, have not been used, divulged or appropriated either for the benefit of any Person (other than PRB) or to the detriment of PRB. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way or infringes any intellectual property right of any other Person.

SECTION 3.10 COMPLIANCE WITH THE FOREIGN CORRUPT PRACTICES ACT AND EXPORT CONTROL AND ANTIBOYCOTT LAWS

(a)   PRB and its Representatives have not, to obtain or retain business, directly or indirectly offered, paid or promised to pay, or authorized the payment of, any money or other thing

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of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of one hundred dollars ($100.00) in the aggregate to any one individual in any year) or any commission payment, to:

       (i)   any person who is an official, officer, agent, employee or representative of any Governmental Body or of any existing or prospective customer (whether government owned or nongovernment owned);

       (ii)   any political party or official thereof;

       (iii)   any candidate for political or political party office; or

       (iv)   any other individual or entity;

while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or any entity affiliated with such customer, political party or official or political office.

       (b)   Except as set forth in *SCHEDULE 3.10(b)*, PRB has made all payments to Third Parties by check mailed to such Third Parties' principal place of business or by wire transfer to a bank located in the same jurisdiction as such party's principal place of business.

       (c)   Each transaction is properly and accurately recorded on the books and Records of PRB, and each document upon which entries in PRB's books and Records are based is complete and accurate in all respects. PRB maintains a system of internal accounting controls adequate to insure that PRB maintains no off-the-books accounts and that PRB's assets are used only in accordance with PRB's management directives.

       (d)   PRB has at all times been in compliance with all Legal Requirements relating to export control and trade embargoes. No product sold or service provided by PRB during the last five (5) years has been, directly or indirectly, sold to or performed on behalf of Cuba, Iraq, Iran, Libya or North Korea in violation of any Legal Requirements.

       (e)   Except as set forth in *SCHEDULE 3.10(e)*, PRB has not violated the antiboycott prohibitions contained in 50 U.S.C. sect. 2401 et seq. or taken any action that can be penalized under Section 999 of the Code. Except as set forth in Schedule 3.10(e), during the last five (5) years, PRB has not been a party to, is not a beneficiary under and has not performed any service or sold any product under any PRB Contract under which a product has been sold to customers in Bahrain, Iraq, Jordan, Kuwait, Lebanon, Libya, Oman, Quatar, Saudi Arabia, Sudan, Syria, United Arab Emirates or the Republic of Yemen.

SECTION 3.11 RELATIONSHIPS WITH RELATED PERSONS

       Except as disclosed in *SCHEDULE 3.11*, neither PRB nor either Shareholder nor any Related Person of any of them has or has had any interest in any property (whether real, personal or

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mixed and whether tangible or intangible) used in or pertaining to PRB's business. Neither PRB nor either Shareholder nor any Related Person of any of them owns or has owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has (a) had business dealings or a material financial interest in any transaction with PRB other than business dealings or transactions disclosed in Schedule 3.11, each of which has been conducted in the Ordinary Course of Business with PRB at substantially prevailing market prices and on substantially prevailing market terms or (b) engaged in competition with PRB with respect to any line of the products or services of PRB (a "Competing Business") in any market presently served by PRB, except for ownership of less than one percent (1%) of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market. Except as set forth in Schedule 3.11, neither PRB nor either Shareholder nor any Related Person of any of them is a party to any Contract with, or has any claim or right against, PRB.

SECTION 3.12 BROKERS OR FINDERS

Neither PRB nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payments in connection with the sale of PRB's business or the Assets or the Contemplated Transactions.

SECTION 3.13 SECURITIES LAW MATTERS

(a) PRB is acquiring the Shares for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended ("Securities Act").

(b) PRB confirms that PACIFIC has made available to PRB and its Representatives the opportunity to ask questions of the officers and management employees of PACIFIC and to acquire such additional information about the business and financial condition of PACIFIC as PRB has requested, and all such information has been received.

SECTION 3.14 SOLVENCY

(a) PRB is not now insolvent and will not be rendered insolvent by any of the Contemplated Transactions. As used in this section, "insolvent" means that the sum of the debts and other probable Liabilities of PRB exceeds the present fair saleable value of PRB's assets.

(b) Immediately after giving effect to the consummation of the Contemplated Transactions: (i) PRB will be able to pay its Liabilities as they become due in the usual course of its business; (ii) PRB will not have unreasonably small capital with which to conduct its present or proposed business; (iii) PRB will have assets (calculated at fair market value) that exceed its Liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against PRB in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, PRB will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as

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well as all other obligations of PRB. The cash available to PRB, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

SECTION 3.15 DISCLOSURE

(a)   No representation or warranty or other statement made by PRB or either Shareholder in this Agreement, the Disclosure Letter, any supplement to the Disclosure Letter, the certificates delivered pursuant to Section 2.7(a) or otherwise in connection with the Contemplated Transactions contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

(b)   PRB does not have Knowledge of any fact that has specific application to PRB (other than general economic or industry conditions) and that may materially adversely affect the assets, business, prospects, financial condition or results of operations of PRB that has not been set forth in this Agreement or the Disclosure Letter.

Article 4.
Representations and Warranties of PACIFIC

PACIFIC represents and warrants to PRB and Shareholders as follows:

SECTION 4.1 ORGANIZATION AND GOOD STANDING

PACIFIC is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with full corporate power and authority to conduct its business as it is now conducted.

SECTION 4.2 AUTHORITY; NO CONFLICT

(a)   This Agreement constitutes the legal, valid and binding obligation of PACIFIC, enforceable against PACIFIC in accordance with its terms. Upon the execution and delivery by PACIFIC of the Consulting Agreements, and each other agreement to be executed or delivered by PACIFIC at Closing (collectively, the "PACIFIC's Closing Documents"), each of the PACIFIC's Closing Documents will constitute the legal, valid and binding obligation of PACIFIC, enforceable against PACIFIC in accordance with its respective terms. PACIFIC has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the PACIFIC's Closing Documents and to perform its obligations under this Agreement and the PACIFIC's Closing Documents, and such action has been duly authorized by all necessary corporate action.

(b)   Neither the execution and delivery of this Agreement by PACIFIC nor the consummation or performance of any of the Contemplated Transactions by PACIFIC will give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to:

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(i) any provision of PACIFIC's Governing Documents;
(ii) any resolution adopted by the board of directors or the shareholders of PACIFIC;
(iii) any Legal Requirement or Order to which PACIFIC may be subject; or
(iv) any Contract to which PACIFIC is a party or by which PACIFIC may be bound.

PACIFIC is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

SECTION 4.3 CERTAIN PROCEEDINGS

There is no pending Proceeding that has been commenced against PACIFIC and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions. To PACIFIC's Knowledge, no such Proceeding has been threatened.

SECTION 4.4 BROKERS OR FINDERS

Neither PACIFIC nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with the Contemplated Transactions.

Article 5.
Covenants of PRB Prior to Closing

SECTION 5.1 ACCESS AND INVESTIGATION

Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from PACIFIC, PRB shall (and Shareholders shall cause PRB to) (a) afford PACIFIC and its Representatives and prospective lenders and their Representatives (collectively, "PACIFIC Group") full and free access, during regular business hours, to PRB's personnel, properties (including subsurface testing), Contracts, Governmental Authorizations, books and Records and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of PRB; (b) furnish PACIFIC Group with copies of all such Contracts, Governmental Authorizations, books and Records and other existing documents and data as PACIFIC may reasonably request; (c) furnish PACIFIC Group with such additional financial, operating and other relevant data and information as PACIFIC may reasonably request; and (d) otherwise cooperate and assist, to the extent reasonably requested by PACIFIC, with PACIFIC's investigation of the properties, assets and financial condition related to PRB. In addition, PACIFIC shall have the right to have the Real Property and Tangible Personal Property inspected by PACIFIC Group, at PACIFIC's sole cost and expense, for purposes of determining the physical condition and legal characteristics of the Real Property and Tangible Personal Property. In the event subsurface or other destructive testing is recommended by any of PACIFIC Group, PACIFIC shall be permitted to have the same performed.

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SECTION 5.2 NEGATIVE COVENANT

Except as otherwise expressly permitted herein, between the date of this Agreement and the Closing Date, PRB shall not, and Shareholders shall not permit PRB to, without the prior written Consent of PACIFIC, (a) make any modification to any material Contract or Governmental Authorization; or (b) enter into any compromise or settlement of any litigation, proceeding or governmental investigation relating to the Assets, the business of PRB or the Assumed Liabilities.

SECTION 5.3 REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, PRB shall make all filings required by Legal Requirements to be made by it in order to consummate the Contemplated Transactions. PRB and Shareholders also shall cooperate with PACIFIC and its Representatives with respect to all filings that PACIFIC elects to make or, pursuant to Legal Requirements, shall be required to make in connection with the Contemplated Transactions. PRB and Shareholders also shall cooperate with PACIFIC and its Representatives in obtaining all Material Consents.

SECTION 5.4 NOTIFICATION

Between the date of this Agreement and the Closing, PRB and Shareholders shall promptly notify PACIFIC in writing if any of them becomes aware of (a) any fact or condition that causes or constitutes a Breach of any of PRB's representations and warranties made as of the date of this Agreement or (b) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or PRB's or either Shareholders' discovery of, such fact or condition. Should any such fact or condition require any change to the Disclosure Letter, PRB shall promptly deliver to PACIFIC a supplement to the Disclosure Letter specifying such change. Such delivery shall not affect any rights of PACIFIC under Section 9.2 and Article 11. During the same period, PRB and Shareholders also shall promptly notify PACIFIC of the occurrence of any Breach of any covenant of PRB or Shareholders in this Article 5 or of the occurrence of any event that may make the satisfaction of the conditions in Article 7 impossible or unlikely.

SECTION 5.6 NO NEGOTIATION

Until such time as this Agreement shall be terminated pursuant to Section 9.1, neither PRB nor either Shareholder shall directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than PACIFIC) relating to any business combination transaction involving PRB, including the sale by Shareholders of PRB's stock, the merger or consolidation of PRB or the sale of PRB's business or any of the Assets (other than in the Ordinary Course of Business). PRB and Shareholders shall notify PACIFIC of any such inquiry or proposal within twenty-four (24) hours of receipt or awareness of the same by PRB or either Shareholder.

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SECTION 5.7 BEST EFFORTS

PRB and Shareholders shall use their Best Efforts to cause the conditions in Article 7 and Section 8.3 to be satisfied.

SECTION 5.8 PAYMENT OF LIABILITIES

PRB shall pay or otherwise satisfy in the Ordinary Course of Business all of its Liabilities and obligations. PACIFIC and PRB hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (or any similar law) ("Bulk Sales Laws") in connection with the Contemplated Transactions.

Article 6.
Covenants of PACIFIC Prior to Closing

SECTION 6.1 REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, PACIFIC shall make, or cause to be made, all filings required by Legal Requirements to be made by it to consummate the Contemplated Transactions. PACIFIC also shall cooperate, and cause its Related Persons to cooperate, with PRB (a) with respect to all filings PRB shall be required by Legal Requirements to make and (b) in obtaining all Consents identified in Section 3.1(c), provided, however, that PACIFIC shall not be required to dispose of or make any change to its business, expend any material funds or incur any other burden in order to comply with this Section 6.1.

SECTION 6.2 BEST EFFORTS

PACIFIC shall use its Best Efforts to cause the conditions in Article 8 and Section 7.3 to be satisfied.

Article 7.
Conditions Precedent to PACIFIC's Obligation to Close

PACIFIC's obligation to purchase the Assets and to take the other actions required to be taken by PACIFIC at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by PACIFIC, in whole or in part):

SECTION 7.1 ACCURACY OF REPRESENTATIONS

(a)   All of PRB's and Shareholders' representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made, without giving effect to any supplement to the Disclosure Letter.

(b)   Each of the representations and warranties in Sections 3.1(a), and each of the representations and warranties in this Agreement that contains an express materiality qualification,

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shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the time of the Closing as if then made, without giving effect to any supplement to the Disclosure Letter.

SECTION 7.2 PRB'S PERFORMANCE

All of the covenants and obligations that PRB and Shareholders are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been duly performed and complied with in all material respects.

SECTION 7.3 CONSENTS

Each of the Consents identified in Exhibit 7.3 (the "Material Consents") shall have been obtained and shall be in full force and effect.

SECTION 7.4 ADDITIONAL DOCUMENTS

PRB and Shareholders shall have caused the documents and instruments required by Section 2.7(a) and the following documents to be delivered (or tendered subject only to Closing) to PACIFIC:

(a)   Releases of all Encumbrances on the Assets, other than Permitted Encumbrances; and

(b)   Such other documents as PACIFIC may reasonably request for the purpose of: (i) evidencing the accuracy of any of PRB's representations and warranties; (ii) evidencing the performance by PRB or either Shareholder of, or the compliance by PRB or either Shareholder with, any covenant or obligation required to be performed or complied with by PRB or such Shareholder; (iii) evidencing the satisfaction of any condition referred to in this Article 7; or (iv) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

SECTION 7.5 NO PROCEEDINGS

Since the date of this Agreement, there shall not have been commenced or threatened against PACIFIC, or against any Related Person of PACIFIC, any Proceeding (a) involving any challenge to, or seeking Damages or other relief in connection with, any of the Contemplated Transactions or (b) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the Contemplated Transactions.

SECTION 7.6 NO CONFLICT

Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause PACIFIC or any Related Person of PACIFIC to suffer any adverse consequence under (a) any applicable Legal Requirement or Order or (b) any Legal Requirement or

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Order that has been published, introduced or otherwise proposed by or before any Governmental Body, excluding Bulk Sales Laws.

SECTION 7.7 GOVERNMENTAL AUTHORIZATIONS

PACIFIC shall have received such Governmental Authorizations as are necessary or desirable to allow PACIFIC to operate the Assets from and after the Closing.

Article 8.
Conditions Precedent to PRB's Obligation to Close

PRB's obligation to sell the Assets and to take the other actions required to be taken by PRB at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by PRB in whole or in part):

SECTION 8.1 ACCURACY OF REPRESENTATIONS

All of PACIFIC's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

SECTION 8.2 PACIFIC'S PERFORMANCE

All of the covenants and obligations that PACIFIC is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been performed and complied with in all material respects.

SECTION 8.3 CONSENTS

Each of the Consents identified in Exhibit 8.3 shall have been obtained and shall be in full force and effect.

SECTION 8.4 ADDITIONAL DOCUMENTS

PACIFIC shall have caused the documents and instruments required by Section 2.7(b) and the following documents to be delivered (or tendered subject only to Closing) to PRB and Shareholders and such other documents as PRB may reasonably request for the purpose of (i) evidencing the accuracy of any representation or warranty of PACIFIC; (ii) evidencing the performance by PACIFIC of, or the compliance by PACIFIC with, any covenant or obligation required to be performed or complied with by PACIFIC; or (iii) evidencing the satisfaction of any condition referred to in this Article 8.

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SECTION 8.5 NO INJUNCTION

There shall not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the consummation of the Contemplated Transactions and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

Article 9.
Termination

SECTION 9.1 TERMINATION EVENTS

By notice given prior to or at the Closing, subject to Section 9.2, this Agreement may be terminated as follows:

(a)   by PACIFIC if a material Breach of any provision of this Agreement has been committed by PRB or Shareholders and such Breach has not been waived by PACIFIC;

(b)   by PRB if a material Breach of any provision of this Agreement has been committed by PACIFIC and such Breach has not been waived by PRB;

(c)   by PACIFIC if any condition in Article 7 is or becomes impossible (other than through the failure of PACIFIC to comply with its obligations under this Agreement), and PACIFIC has not waived such condition on or before such date;

(d)   by PRB if any condition in Article 8 is or becomes impossible (other than through the failure of PRB or the Shareholders to comply with their obligations under this Agreement), and PRB has not waived such condition on or before such date;

(e)   by mutual consent of PACIFIC and PRB;

(f)   by PACIFIC if the Closing has not occurred on or before December 31, 2006 or such later date as the parties may agree upon, unless the PACIFIC is in material Breach of this Agreement; or

(g)   by PRB if the Closing has not occurred on or before December 31, 2006 or such later date as the parties may agree upon, unless the PRB or Shareholders are in material Breach of this Agreement.

SECTION 9.2 EFFECT OF TERMINATION

Each party's right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 9.2 and Articles 12 and 13 (except for those in Section 13.5) will survive, provided, however, that,

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if this Agreement is terminated because of a Breach of this Agreement by the nonterminating party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

Article 10.
Additional Covenants

SECTION 10.1 PAYMENT OF ALL TAXES RESULTING FROM SALE OF ASSETS BY PRB

PRB shall pay in a timely manner all Taxes resulting from or payable in connection with this Agreement, regardless of the Person on whom such Taxes are imposed by Legal Requirements.

SECTION 10.2 PAYMENT OF OTHER RETAINED LIABILITIES

In addition to payment of Taxes pursuant to Section 10.1, PRB shall pay, or make adequate provision for the payment, in full all of the Retained Liabilities and other Liabilities of PRB under this Agreement. If any such Liabilities are not so paid or provided for, or if PACIFIC reasonably determines that failure to make any payments will impair PACIFIC's use or enjoyment of the Assets or conduct of the business previously conducted by PRB with the Assets, PACIFIC may, at any time after the Closing Date, elect to make all such payments directly (but shall have no obligation to do so) and set off and deduct the full amount of all such payments from the first maturing installments of the unpaid principal balance of the Promissory Note pursuant to Section 11.8. PACIFIC shall receive full credit under the Promissory Note and this Agreement for all payments so made.

SECTION 10.3 RESTRICTIONS ON PRB DISSOLUTION AND DISTRIBUTIONS

PRB shall not dissolve, or make any distribution of the proceeds received pursuant to this Agreement, until thirty (30) days after PRB's payment, or adequate provision for the payment, of all of its obligations pursuant to Sections 10.1 and 10.2 or the lapse of more than one year after the Closing Date.

SECTION 10.4 ASSISTANCE IN PROCEEDINGS

PRB will cooperate with PACIFIC and its counsel in the contest or defense of, and make available its personnel and provide any testimony and access to its books and Records in connection with, any Proceeding involving or relating to (a) any Contemplated Transaction or (b) any action, activity, circumstance, condition, conduct, event, fact, failure to act, incident, occurrence, plan, practice, situation, status or transaction on or before the Closing Date involving PRB or its business or either Shareholder.

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SECTION 10.5 NONCOMPETITION, NONSOLICITATION AND NONDISPARAGEMENT

(a) Noncompetition. For a period of five (5) years after the Closing Date, PRB and the Shareholders shall not, directly or indirectly invest in, own, manage, operate, finance, control, advise, render services to or guarantee the obligations of any Person engaged in or planning to become engaged in the business of manufacturing, developing or selling the Technology, the Intellectual Property Assets or the Product ("Competing Business"), provided, however, that PRB may purchase or otherwise acquire up to (but not more than) five percent (5%) of any class of the securities of any Person (but may not otherwise participate in the activities of such Person) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Exchange Act.

(b) Nonsolicitation. For a period of five (5) years after the Closing Date, PRB and the Shareholders shall not, directly or indirectly:

(i) solicit the business of any Person who is a customer of PACIFIC;

(ii) cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of PACIFIC to cease doing business with PACIFIC, to deal with any competitor of PACIFIC or in any way interfere with its relationship with PACIFIC;

(iii) cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of PRB on the Closing Date or within the year preceding the Closing Date to cease doing business with PACIFIC, to deal with any competitor of PACIFIC or in any way interfere with its relationship with PACIFIC; or

(iv) hire, retain or attempt to hire or retain any employee or independent contractor of PACIFIC or in any way interfere with the relationship between PACIFIC and any of its employees or independent contractors.

(c) Nondisparagement. After the Closing Date, PRB will not disparage PACIFIC or any of PACIFIC's shareholders, directors, officers, employees or agents.

(d) Modification of Covenant. If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Section 10.5(a) through (c) is invalid or unenforceable, then the parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 10.5 will be enforceable as so modified after the expiration of the time within which the judgment may be appealed. This Section 10.5 is reasonable and necessary to protect and preserve PACIFIC's legitimate business interests and the value of the Assets and to prevent any unfair advantage conferred on PRB.

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SECTION 10.6 FURTHER ASSURANCES

Subject to the proviso in Section 6.1, the parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

Article 11.
Indemnification; Remedies

SECTION 11.1 SURVIVAL

All representations, warranties, covenants and obligations in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, the certificates delivered pursuant to Section 2.7 and any other certificate or document delivered pursuant to this Agreement shall survive the Closing and the consummation of the Contemplated Transactions, subject to Section 11.5. The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation (including any environmental investigation or assessment) conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations.

SECTION 11.2 INDEMNIFICATION AND REIMBURSEMENT BY PRB AND SHAREHOLDERS

PRB and each Shareholder, jointly and severally, will indemnify and hold harmless PACIFIC, and its Representatives, shareholders, subsidiaries and Related Persons (collectively, the "PACIFIC Indemnified Persons"), and will reimburse the PACIFIC Indemnified Persons for any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys' fees and expenses) or diminution of value, whether or not involving a Third-Party Claim (collectively, "Damages"), arising from or in connection with:

(a)   any Breach of any representation or warranty made by PRB or either Shareholder in (i) this Agreement (without giving effect to any supplement to the Disclosure Letter), (ii) the Disclosure Letter, (iii) the supplements to the Disclosure Letter, (iv) the certificates delivered pursuant to Section 2.7 (for this purpose, each such certificate will be deemed to have stated that PRB's and Shareholders' representations and warranties in this Agreement fulfill the requirements of Section 7.1 as of the Closing Date as if made on the Closing Date without giving effect to any supplement to the Disclosure Letter, unless the certificate expressly states that the matters disclosed in a supplement have caused a condition specified in Section 7.1 not to be satisfied), (v) any

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transfer instrument or (vi) any other certificate, document, writing or instrument delivered by PRB or either Shareholder pursuant to this Agreement;

(b)   any Breach of any covenant or obligation of PRB or either Shareholder in this Agreement or in any other certificate, document, writing or instrument delivered by PRB or either Shareholder pursuant to this Agreement;

(c)   any Liability arising out of the ownership or operation of the Assets prior to the Effective Time other than the Assumed Liabilities;

(d)   any brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with PRB or either Shareholder (or any Person acting on their behalf) in connection with any of the Contemplated Transactions;

(e)   any product or component thereof manufactured by or shipped, or any services provided by, PRB, in whole or in part, prior to the Closing Date;

(f)   any matter disclosed in the Disclosure Letter;

(g)   any noncompliance with any Bulk Sales Laws or fraudulent transfer law in respect of the Contemplated Transactions;

(h)   any liability under the WARN Act or any similar state or local Legal Requirement that may result from an "Employment Loss", as defined by 29 U.S.C. sect. 2101(a)(6), caused by any action of PRB prior to the Closing or by PACIFIC's decision not to hire previous employees of PRB;

(i)   any Employee Plan established or maintained by PRB; or

(j)   any Retained Liabilities.

SECTION 11.3 INDEMNIFICATION AND REIMBURSEMENT BY PRB--
ENVIRONMENTAL MATTERS

In addition to the other indemnification provisions in this Article 11, PRB and each Shareholder, jointly and severally, will indemnify and hold harmless PACIFIC and the other PACIFIC Indemnified Persons, and will reimburse PACIFIC and the other PACIFIC Indemnified Persons, for any Damages (including costs of cleanup, containment or other remediation) arising from or in connection with:

(a)   any Environmental, Health and Safety Liabilities arising out of or relating to: (i) the ownership or operation by any Person at any time on or prior to the Closing Date of any of the Facilities, Assets or the business of PRB, or (ii) any Hazardous Materials or other contaminants that were present on the Facilities or Assets at any time on or prior to the Closing Date; or

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(b)   any bodily injury (including illness, disability and death, regardless of when any such bodily injury occurred, was incurred or manifested itself), personal injury, property damage (including trespass, nuisance, wrongful eviction and deprivation of the use of real property) or other damage of or to any Person or any Assets in any way arising from or allegedly arising from any Hazardous Activity conducted by any Person with respect to the business of PRB or the Assets prior to the Closing Date or from any Hazardous Material that was (i) present or suspected to be present on or before the Closing Date on or at the Facilities (or present or suspected to be present on any other property, if such Hazardous Material emanated or allegedly emanated from any Facility and was present or suspected to be present on any Facility, on or prior to the Closing Date) or (ii) Released or allegedly Released by any Person on or at any Facilities or Assets at any time on or prior to the Closing Date.

PACIFIC will be entitled to control any Remedial Action, any Proceeding relating to an Environmental Claim and, except as provided in the following sentence, any other Proceeding with respect to which indemnity may be sought under this Section 11.3. The procedure described in Section 11.6 will apply to any claim solely for monetary damages relating to a matter covered by this Section 11.3.

SECTION 11.4 INDEMNIFICATION AND REIMBURSEMENT BY PACIFIC

PACIFIC will indemnify and hold harmless PRB, and will reimburse PRB, for any Damages arising from or in connection with:

(a)   any Breach of any representation or warranty made by PACIFIC in this Agreement or in any certificate, document, writing or instrument delivered by PACIFIC pursuant to this Agreement;

(b)   any Breach of any covenant or obligation of PACIFIC in this Agreement or in any other certificate, document, writing or instrument delivered by PACIFIC pursuant to this Agreement;

(c)   any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with PACIFIC (or any Person acting on PACIFIC's behalf) in connection with any of the Contemplated Transactions;

(d)   any obligations of PACIFIC with respect to bargaining with the collective bargaining representatives of Active Hired Employees subsequent to the Closing; or

(e)   any Assumed Liabilities.

SECTION 11.5 TIME LIMITATIONS

(a)   If the Closing occurs, PRB and Shareholders will have liability (for indemnification or otherwise) with respect to any Breach of (i) a covenant or obligation to be performed or complied with prior to the Closing Date (other than those in Sections 2.1 and 2.4(b) and Articles 10

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and 12, as to which a claim may be made at any time) or (ii) a representation or warranty (other than those in Sections 3.1, 3.3, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10 and 3.14, as to which a claim may be made at any time), only if on or before June 15, 2011, PACIFIC notifies PRB or Shareholders of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by PACIFIC.

(b)   If the Closing occurs, PACIFIC will have liability (for indemnification or otherwise) with respect to any Breach of (i) a covenant or obligation to be performed or complied with prior to the Closing Date (other than those in Article 12, as to which a claim may be made at any time) or

(ii) a representation or warranty (other than that set forth in Section 4.4, as to which a claim may be made at any time), only if on or before June 15, 2011, PRB or Shareholders notify PACIFIC of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by PRB or Shareholders.

SECTION 11.6 THIRD-PARTY CLAIMS

(a)   Promptly after receipt by a Person entitled to indemnity under Section 11.2, 11.3 (to the extent provided in the last sentence of Section 11.3) or 11.4 (an "Indemnified Person") of notice of the assertion of a Third-Party Claim against it, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an "Indemnifying Person") of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person's failure to give such notice.

(b)   If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 11.6(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article 11 for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Third-Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification, and (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person's Consent unless (A) there is no finding or admission of any violation of Legal Requirement or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (C) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its Consent. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within ten (10) days after the Indemnified Person's notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c)   Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or its Related Persons other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its Consent (which may not be unreasonably withheld).

(d)   Notwithstanding the provisions of Section 13.4, PRB and each Shareholder hereby consent to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against any PACIFIC Indemnified Person for purposes of any claim that a PACIFIC Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein and agree that process may be served on PRB and Shareholders with respect to such a claim anywhere in the world.

(e)   With respect to any Third-Party Claim subject to indemnification under this Article 11: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(f)   With respect to any Third-Party Claim subject to indemnification under this Article 11, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use its Best Efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

SECTION 11.7 OTHER CLAIMS

A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought and shall be paid promptly after such notice.

SECTION 11.8 INDEMNIFICATION IN CASE OF STRICT LIABILITY OR INDEMNITEE NEGLIGENCE

THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE 11 SHALL BE ENFORCEABLE REGARDLESS OF WHETHER THE LIABILITY IS BASED UPON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LEGAL REQUIREMENTS (INCLUDING ANY PAST, PRESENT OR FUTURE BULK SALES LAW, ENVIRONMENTAL LAW, FRAUDULENT TRANSFER ACT, OCCUPATIONAL SAFETY AND HEALTH LAW OR PRODUCTS LIABILITY, SECURITIES OR OTHER LEGAL REQUIREMENT) AND REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.

Article 12.
Confidentiality

SECTION 12.1 DEFINITION OF CONFIDENTIAL INFORMATION

(a)   As used in this Article 12, the term "Confidential Information" includes any and all of the following information of PRB, PACIFIC or Shareholders that has been or may hereafter be disclosed in any form, whether in writing, orally, electronically or otherwise, or otherwise made available by observation, inspection or otherwise by either party (PACIFIC on the one hand or PRB and Shareholders, collectively, on the other hand) or its Representatives (collectively, a "Disclosing Party") to the other party or its Representatives (collectively, a "Receiving Party"):

(i)   all information that is a trade secret under applicable trade secret or other law;

(ii)   all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer hardware, Software and computer software and database technologies, systems, structures and architectures;

(iii)   all information concerning the business and affairs of the Disclosing Party (which includes historical and current financial statements, financial projections and budgets, tax returns and accountants' materials, historical, current and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client and customer lists and files, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented), and all information obtained from review of the Disclosing Party's documents or property or discussions with the Disclosing Party regardless of the form of the communication; and

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(iv)   all notes, analyses, compilations, studies, summaries and other material prepared by the Receiving Party to the extent containing or based, in whole or in part, upon any information included in the foregoing.

(b)   Any trade secrets of a Disclosing Party shall also be entitled to all of the protections and benefits under applicable trade secret law and any other applicable law. If any information that a Disclosing Party deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this Article 12, such information shall still be considered Confidential Information of that Disclosing Party for purposes of this Article 12 to the extent included within the definition. In the case of trade secrets, each of PACIFIC, PRB and Shareholders hereby waives any requirement that the other party submit proof of the economic value of any trade secret or post a bond or other security.

SECTION 12.2 RESTRICTED USE OF CONFIDENTIAL INFORMATION

(a)   Each Receiving Party acknowledges the confidential and proprietary nature of the Confidential Information of the Disclosing Party and agrees that such Confidential Information (i) shall be kept confidential by the Receiving Party; (ii) shall not be used for any reason or purpose other than to evaluate and consummate the Contemplated Transactions; and (iii) without limiting the foregoing, shall not be disclosed by the Receiving Party to any Person, except in each case as otherwise expressly permitted by the terms of this Agreement or with the prior written consent of an authorized representative of PRB with respect to Confidential Information of PRB or Shareholders (each, a "PRB Contact") or an authorized representative of PACIFIC with respect to Confidential Information of PACIFIC (each, a "PACIFIC Contact"). Each of PACIFIC and PRB and Shareholders shall disclose the Confidential Information of the other party only to its Representatives who require such material for the purpose of evaluating the Contemplated Transactions and are informed by PACIFIC, PRB or Shareholders, as the case may be, of the obligations of this Article 12 with respect to such information. Each of PACIFIC, PRB and Shareholders shall (iv) enforce the terms of this Article 12 as to its respective Representatives; (v) take such action to the extent necessary to cause its Representatives to comply with the terms and conditions of this Article 12; and (vi) be responsible and liable for any breach of the provisions of this Article 12 by it or its Representatives.

(b)   Unless and until this Agreement is terminated, PRB and each Shareholder shall maintain as confidential any Confidential Information (including for this purpose any information of PRB or Shareholders of the type referred to in Sections 12.1(a)(i), (ii) and (iii), whether or not disclosed to PACIFIC) of the PRB or Shareholders relating to any of the Assets or the Assumed Liabilities. Notwithstanding the preceding sentence, PRB may use any Confidential Information of PRB before the Closing in the Ordinary Course of Business in connection with the transactions permitted by Section 5.2.

(c)   From and after the Closing, the provisions of Section 12.2(a) above shall not apply to or restrict in any manner PACIFIC's use of any Confidential Information of the PRB or Shareholders relating to any of the Assets or the Assumed Liabilities.

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SECTION 12.3 EXCEPTIONS

Sections 12.2(a) and (b) do not apply to that part of the Confidential Information of a Disclosing Party that a Receiving Party demonstrates (a) was, is or becomes generally available to the public other than as a result of a breach of this Article 12 or the Confidentiality Agreement by the Receiving Party or its Representatives; (b) was or is developed by the Receiving Party independently of and without reference to any Confidential Information of the Disclosing Party; or (c) was, is or becomes available to the Receiving Party on a nonconfidential basis from a Third Party not bound by a confidentiality agreement or any legal, fiduciary or other obligation restricting disclosure. Neither PRB nor either Shareholder shall disclose any Confidential Information of PRB or Shareholders relating to any of the Assets or the Assumed Liabilities in reliance on the exceptions in clauses (b) or (c) above.

SECTION 12.4 LEGAL PROCEEDINGS

If a Receiving Party becomes compelled in any Proceeding or is requested by a Governmental Body having regulatory jurisdiction over the Contemplated Transactions to make any disclosure that is prohibited or otherwise constrained by this Article 12, that Receiving Party shall provide the Disclosing Party with prompt notice of such compulsion or request so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Article 12. In the absence of a protective order or other remedy, the Receiving Party may disclose that portion (and only that portion) of the Confidential Information of the Disclosing Party that, based upon advice of the Receiving Party's counsel, the Receiving Party is legally compelled to disclose or that has been requested by such Governmental Body, provided, however, that the Receiving Party shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any Confidential Information is so disclosed. The provisions of this Section 12.4 do not apply to any Proceedings between the parties to this Agreement.

SECTION 12.5 RETURN OR DESTRUCTION OF CONFIDENTIAL INFORMATION

If this Agreement is terminated, each Receiving Party shall (a) destroy all Confidential Information of the Disclosing Party prepared or generated by the Receiving Party without retaining a copy of any such material; (b) promptly deliver to the Disclosing Party all other Confidential Information of the Disclosing Party, together with all copies thereof, in the possession, custody or control of the Receiving Party or, alternatively, with the written consent of a PRB Contact or a PACIFIC Contact (whichever represents the Disclosing Party) destroy all such Confidential Information; and (c) certify all such destruction in writing to the Disclosing Party, provided, however, that the Receiving Party may retain a list that contains general descriptions of the information it has returned or destroyed to facilitate the resolution of any controversies after the Disclosing Party's Confidential Information is returned.

SECTION 12.6 ATTORNEY-CLIENT PRIVILEGE

The Disclosing Party is not waiving, and will not be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and

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privileges as a result of disclosing its Confidential Information (including Confidential Information related to pending or threatened litigation) to the Receiving Party, regardless of whether the Disclosing Party has asserted, or is or may be entitled to assert, such privileges and protections. The parties (a) share a common legal and commercial interest in all of the Disclosing Party's Confidential Information that is subject to such privileges and protections; (b) are or may become joint defendants in Proceedings to which the Disclosing Party's Confidential Information covered by such protections and privileges relates; (c) intend that such privileges and protections remain intact should either party become subject to any actual or threatened Proceeding to which the Disclosing Party's Confidential Information covered by such protections and privileges relates; and (d) intend that after the Closing the Receiving Party shall have the right to assert such protections and privileges. No Receiving Party shall admit, claim or contend, in Proceedings involving either party or otherwise, that any Disclosing Party waived any of its attorney work-product protections, attorney-client privileges or similar protections and privileges with respect to any information, documents or other material not disclosed to a Receiving Party due to the Disclosing Party disclosing its Confidential Information (including Confidential Information related to pending or threatened litigation) to the Receiving Party.

Article 13.
General Provisions

SECTION 13.1 EXPENSES

Except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expense of its Representatives. PRB will pay all amounts payable to the Title Insurer in respect of the Title Commitments, copies of exceptions and the Title Policy, including premiums (including premiums for endorsements) and search fees. If this Agreement is terminated, the obligation of each party to pay its own fees and expenses will be subject to any rights of such party arising from a Breach of this Agreement by another party.

SECTION 13.2 PUBLIC ANNOUNCEMENTS

Any public announcement, press release or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as PACIFIC determines. Except with the prior consent of PACIFIC or as permitted by this Agreement, neither PRB, Shareholders nor any of their Representatives shall disclose to any Person (a) the fact that any Confidential Information of PRB or Shareholders has been disclosed to PACIFIC or its Representatives, that PACIFIC or its Representatives have inspected any portion of the Confidential Information of PRB or Shareholders, that any Confidential Information of PACIFIC has been disclosed to PRB, Shareholders or their Representatives or that PRB, Shareholders or their Representatives have inspected any portion of the Confidential Information of PACIFIC or (b) any information about the Contemplated Transactions, including the status of such discussions or negotiations, the execution of any documents (including this Agreement) or any of the terms of the Contemplated Transactions or the related documents (including this Agreement). PRB and PACIFIC will consult with each other concerning the means by which PRB's employees,

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customers, suppliers and others having dealings with PRB will be informed of the Contemplated Transactions, and PACIFIC will have the right to be present for any such communication.

SECTION 13.3 NOTICES

All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties):

PRB: _____
Attention: _____
Fax no.: _____
E-mail address: _____

Shareholders: Charles Hensley__
Fax no.: 1 (714) 828-2266_____
E-mail address: asdf602003@yahoo.com

PACIFIC: Pacific Bio-Pharmaceutical, Inc., a Nevada corporation
1030 West Georgia Street
Suite # 1518
Vancouver, BC
V6E 2Y3
Attention: Ted Nitta
Fax no.: (604) 689-1289
E-mail address: tyn@axion.net

SECTION 13.4 JURISDICTION; SERVICE OF PROCESS

Any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction may be brought in the courts of the State of California, County of Los Angeles, or, if it has or can acquire jurisdiction, in the United States District Court for the Central District of California, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction in any other court. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any

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objections to venue or to convenience of forum. Process in any Proceeding referred to in the first sentence of this section may be served on any party anywhere in the world.

SECTION 13.5 ENFORCEMENT OF AGREEMENT

PRB and Shareholders acknowledge and agree that PACIFIC would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any Breach of this Agreement by PRB or Shareholders could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which PACIFIC may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent Breaches or threatened Breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

SECTION 13.6 WAIVER; REMEDIES CUMULATIVE

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

SECTION 13.7 ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (including any letter of intent and any confidentiality agreement between PACIFIC and PRB) and constitutes (along with the Disclosure Letter, Exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

SECTION 13.8 DISCLOSURE LETTER

(a)   The information in the Disclosure Letter constitutes (i) exceptions to particular representations, warranties, covenants and obligations of PRB and Shareholders as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. If there is any inconsistency between the statements in this Agreement and those in the

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Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

(b)   The statements in the Disclosure Letter, and those in any supplement thereto, relate only to the provisions in the Section of this Agreement to which they expressly relate and not to any other provision in this Agreement.

SECTION 13.9 ASSIGNMENTS, SUCCESSORS AND NO THIRD-PARTY RIGHTS

No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties, except that PACIFIC may assign any of its rights and delegate any of its obligations under this Agreement to any Subsidiary of PACIFIC and may collaterally assign its rights hereunder to any financial institution providing financing in connection with the Contemplated Transactions. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 13.9.

SECTION 13.10 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

SECTION 13.11 CONSTRUCTION

The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Articles," "Sections" and "Sections" refer to the corresponding Articles, Sections and Sections of this Agreement and the Disclosure Letter.

SECTION 13.12 TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

SECTION 13.13 GOVERNING LAW

This Agreement will be governed by and construed under the laws of the State of California without regard to conflicts-of-laws principles that would require the application of any other law.

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SECTION 13.14 EXECUTION OF AGREEMENT

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

SECTION 13.15 SHAREHOLDER OBLIGATIONS

The liability of each Shareholder hereunder shall be joint and several with PRB and with the other Shareholder. Where in this Agreement provision is made for any action to be taken or not taken by PRB, Shareholders jointly and severally undertake to cause PRB to take or not take such action, as the case may be. Without limiting the generality of the foregoing, Shareholders shall be jointly and severally liable with PRB for the indemnities set forth in Article 11.

SECTION 13.16 REPRESENTATIVE OF PRB AND SHAREHOLDERS

(a)   PRB and each Shareholder hereby constitutes and appoints Charles B. Hensley as their representative ("Selling Parties Representative") and their true and lawful attorney in fact, with full power and authority in each of their names and on behalf of each of them:

(i)   to act on behalf of each of them in the absolute discretion of the Selling Parties Representative, but only with respect to the following provisions of this Agreement, with the power to: (A) designate the accounts for payment of the Purchase Price pursuant to Section 2.7(b)(i); (B) consent to the assignment of rights under this Agreement in accordance with Section 13.9; (C) give and receive notices pursuant to Section 13.3; (D) terminate this Agreement pursuant to Section 9.1 or waive any provision of this Agreement pursuant to Article 8, Section 9.1 and Section 13.6; (F) accept service of process pursuant to Section 13.4; and (G) act in connection with any matter as to which PRB and each of the Shareholders, jointly and severally, have obligations, or are Indemnified Persons, under Article 11; and

(ii)   in general, to do all things and to perform all acts, including executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable to effectuate the provisions of this Section 13.16.

This appointment and grant of power and authority is coupled with an interest and is in consideration of the mutual covenants made herein and is irrevocable and shall not be terminated by any act of either of the Shareholders or PRB or by operation of law, whether by the death or incapacity of either Shareholder or by the occurrence of any other event. Each Shareholder and PRB hereby consents to the taking of any and all actions and the making of any decisions required or permitted to be taken or made by the Selling Parties Representative pursuant to this Section 13.16. Each of the Shareholders and PRB agree that the Selling Parties Representative shall have no obligation or liability to any Person for any action or omission taken or omitted by the Selling

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Parties Representative in good faith hereunder, and each of the Shareholders shall, on a proportionate basis in accordance with his or her ownership interest in the PRB, indemnify and hold the Selling Parties Representative harmless from and against any and all loss, damage, expense or liability (including reasonable counsel fees and expenses) which the Selling Parties Representative may sustain as a result of any such action or omission by the Selling Parties Representative hereunder.

(b)   PACIFIC shall be entitled to rely upon any document or other paper delivered by the Selling Parties Representative as (i) genuine and correct and (ii) having been duly signed or sent by the Selling Parties Representative, and neither PACIFIC nor such escrow agent shall be liable to either of the Shareholders or PRB for any action taken or omitted to be taken by PACIFIC or such escrow agent in such reliance.

[SIGNATURE PAGE FOLLOWS]

1

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PACIFIC:

Pacific Bio-Pharmaceutical, Inc.

_____
By: Ted Nitta

PRB:

PRB Pharmaceuticals, Inc.

_____
By: Charles B. Hensley

Shareholders:



_____
CHARLES B. HENSLEY

_____
RICHARD PYO

ACCEPTANCE AND AGREEMENT OF SELLING PARTIES REPRESENTATIVE

The undersigned, being the Selling Parties Representative designated in Section 13.16 of the foregoing PHARMACEUTICAL PRODUCT LICENSE AND DISTRIBUTION AGREEMENT, agrees to serve as the Selling Parties Representative and to be bound by the terms of such PHARMACEUTICAL PRODUCT LICENSE AND DISTRIBUTION AGREEMENT pertaining thereto.

_____
CHARLES B. HENSLEY

Dated: October 18, 2006

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Schedule 2.1(a)

The anti-viral products are Vira 38 and Vira 38 FluStat.

Vira 38 is a general antiviral OTC product and has been shown to be highly effective against Human influenza illness. In addition, certain components of Vira 38 have been shown to be effective against the highly pathogenic avian influenza virus (H5N1) in ovo and in vitro. The general formulation of Vira 38 includes synergistic combinations of anthocyanidins, catechins, theaflavins, NAC and Alpha lipoic acid.

Vira 38 FluStat is an antiviral product designed to prevent avian influenza (H5N1) viral infections in poultry. Vira 38 FluStat has been shown to be effective at reducing mortality in poultry infected with H5N1 and Exotic Newcastles Disease. All the components of Vira 38 FluStat are also found in Vira 38 and include synergistic combinations of catechines, theaflavins, NAC and Alpha lipoic acid.

Schedule 2.2(a)
"PRB Contracts"

Lees Pharmaceuticals : Exclusive distribution contract for the product Vira 38. This contract is for the territory of Hong Kong, SAR and has been in effect since 2003. Lees Pharmaceuticals paid PRB Pharmaceuticals USD 50,000 for the exclusive right to distribute Vira 38 in Hong Kong, SAR.

ASTOP Biohealth: Holds license to manufacture and sell Vira 38 for the territories of Australia, New Zealand, Singapore, Malaysia, and Vietnam. ASTOP paid PRB Pharmaceuticals USD 200,000 for these rights and PRB Pharmaceuticals receives a 2.5% royalty on gross sales in Australia, New Zealand and Singapore and receives a 50% of the net profits for sales occurring in the territories of Malaysia and Vietnam.

Schedule 2.2(b)
"Accounts Receivable"

Sale agreement with government of Libya.

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Schedule 3.5(a)

There are no exceptions

Schedule 3.5(b)
Governmental Authorizations

None

Schedule 3.6(a)

PRB Pharmaceuticals Inc. is currently under investigation by the United States FDA for misbranding issues. This may impact PRB Pharmaceuticals in terms of selling Vira 38 in the United States. This will not impact the sale or transfer of PRB Pharmaceuticals Inc. assets or the sale of Vira 38 to foreign markets.

Schedule 3.6(b)
There are no exceptions

Schedule 3.6(c)
There are no exceptions

Schedule 3.7(a)

Lees Pharmaceuticals : Exclusive distribution contract for the product Vira 38. This contract is for the territory of Hong Kong, SAR and has been in effect since 2003. Lees

Initials: _____

Pharmaceuticals paid PRB Pharmaceuticals USD 50,000 for the exclusive right to distribute Vira 38 in Hong Kong, SAR.

ASTOP Biohealth: Holds license to manufacture and sell Vira 38 for the territories of Australia, New Zealand, Singapore, Malaysia, and Vietnam. ASTOP paid PRB Pharmaceuticals USD 200,000 for these rights and PRB Pharmaceuticals receives a 2.5% royalty on gross sales in Australia, New Zealand and Singapore and receives a 50% of the net profits for sales occurring in the territories of Malaysia and Vietnam.

Schedule 3.7(b)
There are no exceptions

Schedule 3.7(c)
There are no exceptions

Schedule 3.7(d)
There are no exceptions

Schedule 3.8
There are no exceptions

Schedule 3.9(b)

Lees Pharmaceuticals: USD 50,000 as an a upfront payment for the exclusive rights to distribute Vira 38 to the Hong Kong Market.

ASTOP Biohealth: USD 200,000 as an upfront payment for the license to manufacture and sell Vira 38 in the territories of Australia, New Zealand, Singapore, Malaysia and Vietnam.

Initials: _____

Schedule 3.9(d)

METHOD AND COMPOSITION FOR PREVENTING AVIAN INFLUENZA IN POULTRY

This patent describes a composition and method for preventing avian influenza in poultry which comprises administering a treatment composition including a carrier and an anti-avian influenza ingredient comprising an appropriate combination of theaflavin, theaflavin-3,3'-digal (TF-3), theaflavin-3-monogallate (TF-2), theaflavin-3 gallate, theaflavin-3'-gallate, thearubigin, (-)-epigallocatechin gallate (EGCG), (-) epigalloatechin (EGC), (-) epicatechin gallate (ECG), (+)-epicatechin (EC), (-)-gallocatechin gallate (GCG), and catechin.

METHOD FOR PREVENTING AND TREATING AVIAN INFLUENZA IN HUMAN

This patent describes a composition and method for treating and preventing avian influenza in humans which comprises administering a treatment composition including a carrier and an anti-avian influenza ingredient comprising an appropriate combination of theaflavin, theaflavin-3,3'-digal (TF-3), theaflavin-3-monogallate (TF-2), theaflavin-3 gallate, theaflavin-3'-gallate, thearubigin, (-)-epigallocatechin gallate (EGCG), (-) epigalloatechin (EGC), (-) epicatechin gallate (ECG), (+)-epicatechin (EC), (-)-gallocatechin gallate (GCG), and catechin.

Schedule 3.9(e)

Trademark: Vira 38

Schedule 3.9(f)

None

Schedule 3.10(b)
No exceptions

Schedule 3.10(e)
Sale of Vira 38 FluStat to the Central Pharmacy of Libya.

Schedule 3.11
There are no exceptions

Initials: _____

DISCLOSURE LETTER

[None.]

Initials: _____

ASSIGNMENT

WHEREAS, we, CHARLES HENSLEY AND SUNG (RICHARD) PYO, having Post Office addresses of and , respectively, hereinafter referred to as ASSIGNORS, are the listed inventors/applicants and have the entire right, title and interest in and to the same in the inventions entitled:

"METHOD AND COMPOSITION FOR PREVENTION AND TREATMENT OF AVIAN INFLUENZA IN POULTRY" and "METHOD FOR PREVENTING AND TREATING AVIAN INFLUENZA IN HUMAN"

(hereinafter referred to as the "INVENTIONS"), for which provisional patent applications were filed on September 20, 2006, and September 21, 2006, application numbers 60/846,311 and 60/846/216, respectively ("Provisional Patent Applications").

WHEREAS, Pacific Bio-Pharmaceuticals, Inc., a company incorporated under the laws of the State of Nevada having a place of business at 10532 Walker Street #B, Cypress, California 90630 (hereinafter referred to as "ASSIGNEE"), is desirous of acquiring the entire right, title and interest in and to the same INVENTIONS incorporated in the Provisional Patent Applications and in and to any letters patent(s) that claim the priority benefit of the provisional patent applications in the United States and in any and all foreign countries, and in and to any derivatives of the INVENTIONS;

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, we, ASSIGNOR, by this agreement do sell, assign and transfer unto said ASSIGNEE, the entire right, title, and interest in and to said INVENTIONS, said Provisional Patent Applications, and derivatives of the INVENTIONS, including any and all Letters Patent granted on any subsequent applications in any and all countries thereof based upon the INVENTIONS and/or derivatives of the INVENTIONS.

ASSIGNOR hereby agrees to execute all instruments and documents required in connection with the filing, prosecution and maintenance of said Provisional Patent Applications and/or any other patent applications in the United States and any other countries for said INVENTIONS and/or derivatives of the INVENTIONS, including the right to file foreign applications directly in the name of ASSIGNEE and to claim priority rights deriving from said United States provisional applications to which said foreign applications are entitled by virtue of international convention, treaty or otherwise, said INVENTIONS and/or derivatives, provisional applications and all letters patent(s) on said INVENTIONS and/or derivatives or claiming priority to said provisional applications to be held and enjoyed by ASSIGNEE and its successors and assigns for their use and benefit as fully and entirely as the same would have been held and enjoyed by ASSIGNORS had this assignment, transfer and sale not been made. ASSIGNORS hereby authorize and request the Commissioner of Patents and Trademarks to issue all letters patent on said INVENTIONS and/or derivatives to ASSIGNEE. ASSIGNOR further hereby agrees to execute all , additional instruments and documents required to affirm the rights of ASSIGNEE in and to said INVENTION and/or derivatives, all without further consideration. ASSIGNOR also agrees, without further consideration and at ASSIGNEE'S expense, to identify and communicate to ASSIGNEE at ASSIGNEE'S request documents and information concerning the INVENTIONS and/or derivatives of the INVENTIONS that are within ASSIGNOR'S possession or control, and to provide further assurances and testimony on behalf of ASSIGNEE that lawfully may be required of ASSIGNOR in respect of the prosecution, maintenance, litigation and defense of any patent application or patent encompassed within the terms of this instrument. ASSIGNOR'S obligations under this instrument shall extend to ASSIGNOR'S heirs, executors, administrators and other legal representatives.

ASSIGNOR NAME: CHARLES HENSLEY
ADDRESS:

Deleted: whose

Deleted: [NOTE: residential addresses should appear here]

Deleted: appear below,

Deleted: an

Deleted: [Q: Please have Justin confirm the application filing dates and serial numbers. Were they filed on two different dates or is Sept. 21st above a typo?]

Deleted: whose address is

Deleted: and

Deleted: any

Deleted: that legally may be

Deleted: authorize

Deleted: including

Deleted: that may be

Deleted: ASSIGNOR authorizes A. Justin Lum and Raymond Yat Chan to insert or complete any information in this document needed to effect its recordation United States Patent and Trademark Office with regard to any regular patent application filed on the basis of the INVENTIONS or derivatives of the INVENTIONS.

SIGNATURE _____   DATE _____

ASSIGNOR NAME: SUNG (RICHARD) PYO
ADDRESS: 162 Cherrybrook Lane. Irvine. CA 92619



SIGNATURE _____   DATE   12/21/06 _____

ASSIGNMENT

WHEREAS, we,   CHARLES HENSLEY AND SUNG (RICHARD) PYO,
having   Post   Office   addresses   of   _____   and
_____, respectively, hereinafter referred to as ASSIGNORS, are the listed
inventors/applicants and have the entire right, title and interest in and to the same in the inventions
entitled:

"METHOD AND COMPOSITION FOR PREVENTION AND TREATMENT OF AVIAN INFLUENZA IN POULTRY" and "METHOD FOR PREVENTING AND TREATING AVIAN INFLUENZA IN HUMAN"

(hereinafter referred to as the "INVENTIONS"), for which provisional patent applications were filed on
September 20, 2006, and September 21, 2006, application numbers 60/846,311 and 60/846/216,
respectively ("Provisional Patent Applications").

WHEREAS,   Pacific Bio-Pharmaceuticals, Inc., a company incorporated under the laws of the
State of Nevada
having   a   place   of   10532 Walker Street #B, Cypress, California 90630
business at
(hereinafter referred to as "ASSIGNEE"), is desirous of acquiring the entire right, title and interest in and
to the same INVENTIONS incorporated in the Provisional Patent Applications and in and to any letters
patent(s) that claim the priority benefit of the provisional patent applications in the United States and in
any and all foreign countries, and in and to any derivatives of the INVENTIONS;

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby
acknowledged, we, ASSIGNOR, by this agreement do sell, assign and transfer unto said ASSIGNEE, the
entire right, title, and interest in and to said INVENTIONS, said Provisional Patent Applications, and
derivatives of the INVENTIONS, including any and all Letters Patent granted on any subsequent
applications in any and all countries thereof based upon the INVENTIONS and/or derivatives of the
INVENTIONS.

ASSIGNOR hereby agrees to execute all instruments and documents required in connection
with the filing, prosecution and maintenance of said Provisional Patent Applications and/or any other
patent applications in the United States and any other countries for said INVENTIONS and/or
derivatives of the INVENTIONS, including the right to file foreign applications directly in the name of
ASSIGNEE and to claim priority rights deriving from said United States provisional applications to
which said foreign applications are entitled by virtue of international convention, treaty or otherwise,
said INVENTIONS and/or derivatives, provisional applications and all letters patent(s) on said
INVENTIONS and/or derivatives or claiming priority to said provisional applications to be held and
enjoyed by ASSIGNEE and its successors and assigns for their use and benefit as fully and entirely as
the same would have been held and enjoyed by ASSIGNORS had this assignment, transfer and sale not
been made.   ASSIGNORS hereby authorize and request the Commissioner of Patents and Trademarks
to issue all letters patent on said INVENTIONS and/or derivatives to ASSIGNEE.   ASSIGNOR further
hereby agrees to execute all   additional instruments and documents required to affirm the rights of
ASSIGNEE in and to said INVENTION and/or derivatives, all without further consideration.   ASSIGNOR
also agrees, without further consideration and at ASSIGNEE'S expense, to identify and communicate to
ASSIGNEE at ASSIGNEE'S request documents and information concerning the INVENTIONS and/or
derivatives of the INVENTIONS that are within ASSIGNOR'S possession or control, and to provide further
assurances and testimony on behalf of ASSIGNEE that lawfully may be required of ASSIGNOR in
respect of the prosecution, maintenance, litigation and defense of any patent application or patent
encompassed within the terms of this instrument. ASSIGNOR'S obligations under this instrument shall
extend to ASSIGNOR'S heirs, executors, administrators and other legal representatives.

ASSIGNOR NAME: CHARLES HENSLEY
ADDRESS:

(signature)   12-19-06

SIGNATURE   DATE

ASSIGNOR NAME: SUNG (RICHARD) PYO
ADDRESS:

SIGNATURE   DATE

ASSIGNMENT

WHEREAS, we, CHARLES HENSLEY AND SUNG (RICHARD) PYO,
having Post Office addresses of 312 N Catalina Avenue, Redondo Beach, California 90277 and 162 Cherrybrook Lane, Irvine, California 92618, respectively, hereinafter referred to as ASSIGNORS, are the listed inventors/applicants and have the entire right, title and interest in and to the same in the inventions entitled:

"METHOD AND COMPOSITION FOR PREVENTION AND TREATMENT OF AVIAN INFLUENZA IN POULTRY" and **"METHOD FOR PREVENTING AND TREATING AVIAN INFLUENZA IN HUMAN"**

(hereinafter referred to as the "INVENTIONS"), for which provisional patent applications were filed on September 20, 2006. and September 21, 2006, application numbers 60/846,311 and 60/846/216, respectively ("Provisional Patent Applications").

WHEREAS, Pacific Bio-Pharmaceuticals, Inc., a company incorporated under the laws of the State of Nevada
having a place of business at 10532 Walker Street #B, Cypress, California 90630
(hereinafter referred to as "ASSIGNEE"), is desirous of acquiring the entire right, title and interest in and to the same INVENTIONS incorporated in the Provisional Patent Applications and in and to any letters patent(s) that claim the priority benefit of the provisional patent applications in the United States and in any and all foreign countries, and in and to any derivatives of the INVENTIONS;

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, we, ASSIGNOR, by this agreement do sell, assign and transfer unto said ASSIGNEE, the entire right, title, and interest in and to said INVENTIONS, said Provisional Patent Applications, and derivatives of the INVENTIONS, including any and all Letters Patent granted on any subsequent applications in any and all countries thereof based upon the INVENTIONS and/or derivatives of the INVENTIONS.

ASSIGNOR hereby agrees to execute all instruments and documents required in connection with the filing, prosecution and maintenance of said Provisional Patent Applications and/or any other patent applications in the United States and any other countries for said INVENTIONS and/or derivatives of the INVENTIONS, including the right to file foreign applications directly in the name of ASSIGNEE and to claim priority rights deriving from said United States provisional applications to which said foreign applications are entitled by virtue of international convention, treaty or otherwise, said INVENTIONS and/or derivatives, provisional applications and all letters patent(s) on said INVENTIONS and/or derivatives or claiming priority to said provisional applications to be held and enjoyed by ASSIGNEE and its successors and assigns for their use and benefit as fully and entirely as the same would have been held and enjoyed by ASSIGNORS had this assignment, transfer and sale not been made. ASSIGNORS hereby authorize and request the Commissioner of Patents and Trademarks to issue all letters patent on said INVENTIONS and/or derivatives to ASSIGNEE. ASSIGNOR further hereby agrees to execute all additional instruments and documents required to affirm the rights of ASSIGNEE in and to said INVENTION and/or derivatives, all without further consideration. ASSIGNOR also agrees, without further consideration and at ASSIGNEE'S expense, to identify and communicate to ASSIGNEE at ASSIGNEE'S request documents and information concerning the INVENTIONS and/or derivatives of the INVENTIONS that are within ASSIGNOR'S possession or control, and to provide further assurances and testimony on behalf of ASSIGNEE that lawfully may be required of ASSIGNOR in respect of the prosecution, maintenance, litigation and defense of any patent application or patent encompassed within the terms of this instrument. ASSIGNOR'S obligations under this instrument shall extend to ASSIGNOR'S heirs, executors, administrators and other legal representatives.

ASSIGNOR NAME: CHARLES HENSLEY
ADDRESS: 312 N Catalina Ave., Redondo Beach, CA 90277

SIGNATURE ______________________ DATE ______________________

ASSIGNOR NAME: SUNG (RICHARD) PYO
ADDRESS: 162 Cherrybrook Lane, Irvine, CA 92618

SIGNATURE ______________________ DATE 12/21/06

BI-OPTIC VENTURES INC.
1030 Georgia Street West Suite 1518
Vancouver BC V6E 2Y3

Tel: (604) 689-2646 Fax: (604) 689-1289

N E W S   R E L E A S E

April 3, 2007   SYMBOL: TSX-BOV.H

OTCBB-BOVKF

Acquisition of Pacific Bio-Pharmaceuticals, Inc.

Bi-Optic Ventures Inc. (the "**Company**") is pleased to announce that it has entered into an agreement dated as of March 22 , 2007 with Pacific Bio-Pharmaceuticals, Inc. ("**Pacific**"), PRB Pharmaceuticals, Inc. ("**PRB**"), and all of the shareholders of Pacific pursuant to which the Company has agreed to acquire all of the issued and outstanding shares and warrants of Pacific in exchange for one common share of the Company and one warrant of the Company, as applicable (the "**Acquisition**"). The Company has agreed to issue a maximum of 20,000,000 common shares and 2,500,000 warrants to acquire Pacific, assuming the completion of Pacific's planned private placement financing prior to the closing of the Acquisition.

The Company is an NEX listed company that has been seeking a business to acquire. On completion of the Acquisition, the Company is expected to be listed on Tier 2 of the TSX Venture Exchange.

Business of Pacific

Pacific is a privately held Nevada corporation with offices in California that holds rights, directly and through a license from PRB, to certain biopharmaceutical technologies that have demonstrated potential effectiveness against several influenza strains. Provisional patent applications have been made in the United States for certain aspects of the technologies.

Testing conducted in Dr. John Tam's laboratory at the Chinese University of Hong Kong demonstrated that one of the platform technology's anti-viral fractions inhibit SARS CoV infections in vitro. This is the virus responsible for Severe Acute Respiratory Syndrome in humans. Further testing at Institute for Antiviral Research, Utah State University demonstrated this same fraction to be effective at inhibiting avian influenza (H5N1) viral infections in MDCK cells. The Central Laboratory for Evaluation of Veterinary Biologics (CLEVB) in Cairo has been conducting animal tests (poultry) on an agricultural product based on the platform technology in order to determine its effectiveness against a variety of viruses, including avian influenza (H5N1) and Exotic Newcastles Disease (END); these experiments are ongoing. The foregoing tests are not definitive and final results may vary. The technologies will require additional testing before their efficacy can be definitively determined. In 2006, the Libyan Veterinary Central Pharmacy placed their first order of Pacific's agricultural anti-viral product for poultry.

Pacific is currently focused on developing markets outside of North America for its products for the poultry and livestock industry. The lead product is a drinking water additive designed to inhibit animal influenza on agricultural farms. Further extensive testing may be required in order meet regulatory requirements in the countries in which Pacific intends to sell its products.

The Vendors

Pacific currently has 17,500,000 common shares issued and is proposing to issue a further 2,500,000 common shares upon closing of a planned private placement financing that will occur prior to the closing of the Acquisition. This financing is expected to be completed at a price of USD$0.40 per unit, each such unit consisting of a common share and one common share purchase warrant exercisable at USD$0.45 for a period of two years from its issue date into a common share of Pacific. The subscribers to Pacific's private placement will be required to become parties to the agreement governing the Acquisition.

The current shareholders of Pacific are: PRB, as to 10,500,000 common shares, Theodore Y. Nitta of Vancouver, British Columbia, as to 3,000,000 common shares, Charles B. Hensley of Redondo Beach, California, as to 3,000,000 common shares, Richard S. Pyo of Irvine, California, as to 500,000 common shares and Shahriar Pourdanesh of Irvine, California, as to 500,000 common shares.

The shareholders of PRB that beneficially hold, directly or indirectly, a controlling interest in PRB, or who otherwise control or direct PRB, are Charles B. Hensley and Ernesto Barron of Los Angeles, California.

Directors and Officers

On completion of the Acquisition, the directors and senior officers of the Company will include:

Harry Chew, BBA, CGA – Chairman, Director and CEO

Mr. Chew is President and CEO of the Pacific Paragon Group of Companies and has served in that capacity since 1993. Pacific Paragon provides financing, consulting, merchant banking and management services for private and public companies. Mr. Chew is also a director and officer of a number of other reporting issuers. Mr. Chew has a Bachelor of Business Administration degree from Simon Fraser University in Burnaby, British Columbia and is a Certified General Accountant. He has been responsible for raising over $150 million in capital for various ventures both in the private and public sectors.

Dr. Terrance G. Owen, BSc, MSc, PhD- President, Director

Dr. Owen graduated in 1968 with a B.Sc. in Biology from UVic, a M.Sc. in Biology from UNB in 1970 and a Ph.D. in Zoology in 1974 from UBC. After teaching for 4 years, he took a two-year Industrial Post-Doctoral Fellowship from the Science Council of B.C. to commence work in the private sector. In 1980, he formed Helix Biotech Ltd. to develop and commercialize diagnostic technologies and took the company public in 1987. In 1989, Helix Biotech started providing DNA identity tests for paternity, immigration and criminal cases. In 1995, Helix Biotech merged with another company to create Helix BioPharma, a biopharmaceutical company focused on drug delivery, discovery, development, distribution and licensing. Dr. Owen is currently President and CEO of Alda Pharmaceuticals Corp., a TSX Venture Exchange listed company focused on infection control technology.

Sonny Chew, BA – Secretary, Director

Mr. Chew is Director of Finance and Administration of the Pacific Paragon Group of Companies and has served in that capacity since 1996. Pacific Paragon provides financing, consulting, merchant banking and management services for private and public companies. Mr. Chew is also a director and officer of a number of other reporting issuers. Mr. Chew has a Bachelor of Arts, degree in Economics from Simon

Fraser University in Burnaby, British Columbia. He has extensive knowledge in the operations of a public issuer.

Theodore Y. Nitta, CLU, CFP, CH.F.C. – Director and CFO

Mr. Nitta entered the life insurance business in 1981 with a major Canadian life insurance company. Following six years with this company he established his own independent insurance and financial services company, Ted Y. Nitta & Associates. Mr. Nitta achieved his CLU designation in 1987, followed by his CFP and CH.F.C. designations shortly thereafter. Mr. Nitta has extensive background and knowledge in areas of insurance and financial planning.

Sponsorship

Gateway Securities Inc. ("**Gateway**") has, subject to completion of satisfactory due diligence, agreed to act as sponsor to the Company in connection with the Acquisition and Reverse-Takeover. An agreement to sponsor should not be construed as any assurance with respect to the merits of the Acquisition or the likelihood of completion of the Reverse Takeover.

Proposed Private Placement

In addition to acting as the sponsor for the Company, Gateway has also agreed to act as agent of the Company in connection with a Brokered private placement offering (the "**Brokered Offering**") of 1,000,000 units (the "**Brokered Units**") at a price of $0.50 per Brokered Unit for gross proceeds of $500,000. In addition to the Brokered Offering, the Company will be conducting a non-brokered private placement of up to 3,000,000 units (the "**NB Units**") at a price of $0.50 per NB Unit for gross proceeds of up to $1.5 Million. Total gross proceeds from the Brokered Offering and the non-brokered private placement will be $2 Million, if fully subscribed. Each Brokered Units and each NB Unit will consist of one common share and one-half of one transferable warrant. Each whole warrant will be exercisable into one common share for a period of one year from closing at a price of C$0.65.

Gateway will be paid a cash fee equal to 7% of the gross proceeds raised in the financing and agent's options (the "**Agent's Options**") equal to 7% of the units sold thereunder, as well as a corporate finance fee of $25,000 plus GST. Each Agent's Option will be exercisable into a unit (an "**Agent's Unit**") at a price of $0.50 per Agent's Unit for a period of 12 months from the closing. The Agent's Units shall have the same terms as the Brokered Units and the NB Units. Gateway will also be reimbursed for its reasonable out-of-pocket expenses and disbursements including the expenses of its legal counsel.

Proceeds from the financing will be used to acquire new lab and office equipment, inventory, sales and marketing and for general working capital purposes.

Securities issued on closing

On the closing of the Acquisition and the private placement, the Company expects to be classified as a technology issuer and will have outstanding approximately 34,522,235 common shares, 4,500,000 million warrants and 3,000,000 stock options to acquire additional common shares.

All common shares held by principals of the Company (as such term is defined in the Exchange's policies) will be escrowed pursuant to the policies of the Exchange.

Change of name

Concurrently with the closing, the Company will change its name to "Pacific Bio-Pharmaceuticals International Inc.", or such other name as may be determined by the directors, subject to Exchange and shareholder approval.

Finders fee

A finders fee of 500,000 common shares will be payable by the Company on closing of the Acquisition to Ji Yong Pyo, subject to Exchange approval.

Conditions

Completion of the Acquisition is subject to a number of conditions, including but not limited to, Exchange acceptance, disinterested shareholder approval, and successful due diligence by all parties. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the transaction, any information released or received with respect to the Acquisition may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative. The shares of the Company will remain halted until certain requirements of the TSX Venture Exchange has been met.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents in this press release.

"Harry Chew"
Harry Chew, President

Telephone: (604) 689-2646